As filed with the Securities and Exchange Commission on November 16, 1998.
                                                    Registration  No. 333-
=====================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                            REGISTRATION STATEMENT
                                      On
                                  FORM SB-2
                                    Under
                          THE SECURITIES ACT OF 1933


                          NEWS COMMUNICATIONS, INC.
                (Name of Small Business Issuer in its charter)

         Nevada                   2711                  13-3346991
    (State or Other         (Primary Standard        (I.R.S. Employer
    Jurisdiction of            Industrial          Identification No.)
    Incorporation or   Classification Code Number)
     Organization)


                       174-15 Horace Harding Expressway
                        Fresh Meadows, New York 11365
                                (718) 357-3380
  (Address and telephone number of principal executive offices and principal place of business)

                              MICHAEL SCHENKLER
                                  President
                          News Communications, Inc.
                       174-15 Horace Harding Expressway
                        Fresh Meadows, New York 11365
                                (718) 357-3380
          (Name, address and telephone number of agent for service)


                                  Copies to:
                              Paul J. Pollock, Esq.
                             Piper & Marbury L.L.P.
                           1251 Avenue of the Americas
                               New York, NY 10020
                                 (212) 835-6000
                             Fax No.: (212) 835-6001


      Approximate date of commencement of proposed sale to the public: As soon as practical after the effective date of this Registration Statement.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_| ___________
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ___________
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ___________
      If this Form is a post-effective amendment filed pursuant to Rule 464(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier registration statement for the same offering.
|_| ___________
      If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box.  |_| ___________

                       CALCULATION OF REGISTRATION FEE
-------------------------------------==========------------===============
     Title of Each                   Proposed   Proposed
        Class of                      Maximum    Maximum
       Securities          Amount    Offering   Aggregate    Amount of
         to be              to be      Price    Offering    Registration
       Registered        Registered  Per Share    Price         Fee
--------------------------------------------------------------------------

Common Shares, par        3,833,333    $1.50   $5,750,000      $2,144
value $.01 per share
--------------------------------------------------------------------------
Subscription Rights (1)                -----      -----        -----
-----------------------------------------------------------===============

(1)   Evidencing the right to subscribe for 3,833,333 shares of common stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                            NEWS COMMUNICATIONS, INC.
                        3,833,333 Shares of Common Stock

                                -----------------



      News Communications, Inc. is granting at no cost to you, as a holder of Common Stock or Convertible Preferred Stock in the company, a non-transferable right to purchase shares of the company's Common Stock. You will be entitled to purchase a minimum of one share of the company's Common Stock; or a maximum of two shares of Common Stock (based on availability) for every share owned as of __________ ___, 1998 at a price of $1.50 per share. We are selling up to 3,833,333 shares of Common Stock in this rights offering. If shares remain unsold after the rights offering, Wilbur L. Ross, Jr., Melvin I. Weiss and J. Morton Davis will purchase any remaining unsold shares pursuant to a standby agreement.

      The principal market for trading of the Common Stock is the Nasdaq SmallCap Stock Market, where the shares are listed under the symbol "NCOME." The last reported sale price of the Common Stock on the Nasdaq SmallCap Stock Market on November 11, 1998 was $1.20 per share.

                         -----------------

         Investment in the Common Stock involves a high degree of risk.
                     See "Risk Factors" beginning on page 3.

             Neither the Securities and Exchange Commission nor any
             state securities commission has approved or disapproved
               of these securities or passed upon the adequacy or
              accuracy of the prospectus. Any representation to the
                         contrary is a criminal offense.

                         -----------------

                                       Per Share      Total
                                       ---------      ------

      Offering Price to the Public..     $1.50      $5,750,000

      Proceeds to the company (1)...     1.4625     $5,606,250

(1) The proceeds are net of a financial advisory fee to the Messrs. Ross, Weiss and Davis equal to 2.5% of the exercise price on 3,833,333 shares sold in the offering. Before deducting offering expenses we will pay, estimated to be $141,500.

                         -----------------

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

            The date of this Prospectus is ___, 1998

                         TABLE OF CONTENTS

                                                           Page
                                                           ----

PROSPECTUS SUMMARY...........................................1

RISK FACTORS.................................................3

THE OFFERING.................................................8

CERTAIN FEDERAL INCOME TAX CONSEQUENCES.....................10

USE OF PROCEEDS.............................................11

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY.............11

CAPITALIZATION..............................................12

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION...14
      RESULTS OF OPERATIONS.................................14

BUSINESS....................................................17

MANAGEMENT..................................................24

SUMMARY COMPENSATION TABLE..................................28

AGGREGATE YEAR-END OPTION VALUES............................29

CERTAIN TRANSACTIONS........................................30

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
     MANAGEMENT.............................................31

DESCRIPTION OF SECURITIES...................................33

INDEMNIFICATION AND INDEMNITY...............................35

SHARES ELIGIBLE FOR FUTURE SALE.............................36

LEGAL MATTERS...............................................37

EXPERTS.....................................................37

CHANGE IN ACCOUNTANTS.......................................37

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................38

--------------------------

      Some of the statements contained in this Prospectus under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis or Plan of
Operations" and "Business" are forward-looking. They include statements concerning strategy, liquidity and capital expenditures, debt levels and the ability to obtain financing, service debt, competitive pressures in the newspaper business, legal proceedings and regulatory matters and general economic conditions. Actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed under "Risk Factors."

                    --------------------------

      Shares should be ready for delivery on or about __________, 1998, against payment in immediately available funds.

-------------------------------------------------------------------
                        PROSPECTUS SUMMARY
-------------------------------------------------------------------

      This summary highlights information contained elsewhere in this Prospectus. It is not complete and may not contain all of the information that you should consider before investing in the Common Stock. You should read the entire Prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements. Unless we say otherwise, the statements in this Prospectus (1) assume an exercise price of $1.50 per share, and (2) give effect to a one-for-three reverse split of the Common Stock that authorized on October 1, 1998.

                            The Company

     News Communications, Inc. ("News Communications") publishes and distributes community oriented newspapers and targeted audience publications. The publications serve specific geographic communities and, in most instances, are distributed free of charge to selected residences and businesses in those communities. Each publication focuses on the lifestyle, culture, arts, entertainment, politics and social issues of particular interest to the communities it serves. The principal source of our revenues (92% for the fiscal year ended November 30, 1997, 89% for the fiscal year ended November 30, 1996 and 92% for the nine months ended August 31, 1998) is the sale of advertising space in our publications.

      The following table sets forth selected information relating to our portfolio of print publications as of November 13, 1998.

      Publication                                 Community Served
      -----------                                 ----------------

      Manhattan Spirit, The Blade, Chelsea-
             Clinton News*, and Westsider* ... West Side of Manhattan, NYC

      Our Town................................ Upper East Side of Manhattan,
                                                NYC

      Dan's Papers and Montauk Pioneer........ Eastern Long Island, New York

      Queens Tribune, Western Queens Tribune,
             and Bayside Trib at Home......... Borough of Queens, NYC

      Riverdale Review and Bronx Press Review* Riverdale section of the Bronx, NYC

      Long Island Lifestyles, Long Island
          Market, The South Shore Record*
          (Five Towns), Lynbrook USA*,
          Malvern Community Times*,
          Rockville Center News & Owl*,
          Oceanside Beacon*, Baldwin
          Citizens*, East Rockaway
          Observer*,  Valley Stream
          MAILleader*,  The Independent
          Voice of Long Beach*,  Oceanside
          and Island Park*,  Elmont Life,
          Franklin Square Life and West
          Hempstead Life......................  Nassau County,  New York

      The Hill................................  (Weekly paper devoted to coverage of US Congress)

      Brooklyn Skyline........................  Borough of Brooklyn, NYC


           *  Paid circulation newspapers

     News Communications has developed a regional group of publications in the greater New York City metropolitan area. We believe this strategy has been attractive to advertisers seeking a broad New York metropolitan area audience. We also believe the company can take advantage of economies of scale, combination of operations and other synergies not available to individual publications. We intend to purchase more publications and seek other growth opportunities in the New York region. We also plan to expand to other areas as resources permit such as New Jersey, Connecticut, Massachusetts and resort communities throughout the United States. Our executive offices are located at 174-15 Horace Harding Expressway, Fresh Meadows, New York 11365, and our telephone number is (718) 357-3380.

                           The Offering

      Description of the
        Rights  Offered        All holders of the Common Stock or Convertible
                               Preferred Stock on ________ ___, 1998 will receive a right to purchase a minimum of 1 share and a maximum of 2 shares (based on availability) of the company's Common Stock for every share owned.

      The Exercise  Price of
        the  Rights            The  exercise  and  purchase  price will be $1.50
                               per share of Common Stock.

      When You Can Exercise
        Your Rights            The rights will only exercisable from the period
                               beginning on ____________, 1998 and ending on ______________, 1998 at 5:00 p.m., New York City time.

      How Your Rights Will be
         Evidenced             Each  shareholder will  receive  a  certificate
                               representing  the  non-transferable right.

      Obligations of Wilbur L.
         Ross, Jr. Melvin I.
         Weiss and J. Morton
         Davis Messrs. Ross, Weiss and Davis will purchase, in proportion to their current ownership interest in the company, any shares offered in the rights offering that have not been purchased through the exercise of the rights and have not otherwise been sold by __________, 1998, at the exercise price.

      Number of shares of
        Common Stock Offered
        in the Rights Offering 3,833,333 shares.

      Common Stock to be
        Outstanding  After the
        Rights Offering        6,569,125 shares. (1)

      Use of Proceeds          Working capital and other general  corporate
                               purposes, including possible acquisitions and investments in other businesses. See "Use of Proceeds."

      Risk Factors             The securities offered hereby involve a high
                               degree of risk. See "Risk Factors" and
                               "Business."

      Nasdaq Symbol            NCOME


---------------------------
      (1) Excludes (a) up to 122,223 shares issuable upon the exercise of stock options granted and that may be granted under the company's 1987 Stock Option Plan, (b) up to 500,000 shares issuable upon the exercise of options granted and that may be granted under the company's
        Discretionary Directors and Officers Stock Option Plan, (c) up to 166,667 shares issuable upon the exercise of options granted under the company's Non-discretionary Directors Stock Option Plan, (d) up to 437,296 shares issuable upon conversion of outstanding shares of various series of Preferred Stock and (e) up to 54,048 shares issuable upon the exercise of other outstanding warrants and options.

                   Summary Financial Information

      The following summary financial information is taken from our Consolidated Financial Statements included elsewhere in this Prospectus and should be read along with the Consolidated Financial Statements and the related Notes.



      Income Statement Data:

                                   Year ended November 30,  Nine Months Ended August 31,
                                   ----------------------   ---------------------------
                                    1996          1997           1997      1998
                                    ----          ----           ----      ----
      Net Revenue.............. $   16,614,501  $ 17,523,952  $ 13,051,666 $13,654,111
      Operating Expenses....... $   19,123,415  $ 19,832,177  $ 13,433,226 $13,996,299
      Interest Expense......... $     (177,415) $   (200,948)    ($143,101) $ (240,173)
      Net Income (Loss)
      Available to Common       $   (3,881,428) $ (2,954,215) $   (872,829)$  (742,361)
      Stockholders.............
      Net Income (Loss) per
      Share of Common Stock.... $   (1.47)      $ (1.08)      $  (.33)     $      (.27)
      Average Number of shares.      2,663,999     2,710,918     2,650,884   2,730,378


      Balance Sheet Data:
                             August 31, 1998
                             ---------------

                                                              Pro Forma
                                  Actual     Pro Forma(2)     As Adjusted(1)
                                  ------     -----------      --------------
      Total Assets (3)         $7,988,416     7,988,416      $ 13,453,166
      Long-Term Debt           $  0           2,500,000       $ 2,500,000
      Working Capital          $(1,913,553)     586,447       $ 6,051,197
      Stockholders' Equity     $1,766,646     1,766,646       $ 7,231,396

--------------
      (1) Reflects the sale of 3,833,333 shares of Common Stock at a price of $1.50 per share as a result of this offering and our receipt of the money.

      (2)  Reflects refinancing of Long-Term Debt.

      (3)  At August 31, 1998 assets included goodwill of
           $3,271,629.

                           RISK FACTORS

      The securities we are offering involve a high degree of risk, including, the risks described below. You should carefully consider the following risk factors which affect the business of the company and this offering before investing in the securities.


History of Losses; Accumulated Deficit

      Our revenues have not been sufficient to satisfy our ongoing expenses of operation. We had net losses of $2,954,215 and $3,881,428 for the fiscal years ended November 30, 1997 and 1996, respectively, and $ 742,361 for the nine months ended August 31, 1998. As of August 31, 1998, our accumulated deficit was $14,816,018. Because of our history of losses, we cannot assure you that we will ever be profitable. See "Management's Discussion and Analysis or Plan of Operations."


Dependence upon Advertising Revenues

      Advertising revenues made up nearly 92% of our revenues in fiscal 1997. We do not have long-term contracts with our advertisers, so any advertiser can terminate at any time. Our publishing schedules and advertising discount programs affect the amount of advertising revenues. A change in the overall economy or economic conditions affecting our advertisers in our publishing schedules and discount programs would have a significant negative impact on advertising revenues, particularly if any lost advertisers could not be replaced.

      Competition for advertising dollars is primarily based on advertising rates, the nature and scope of readership, reader response to advertisers' products and services and the effectiveness of sales efforts. If we do not compete successfully for advertisers and readers, if our advertising revenues are negatively impacted by the overall economy or economic conditions affecting our advertisers, then our financial condition will be negatively affected as well.


Significant Seasonality of Certain Publications

      Dan's Papers' revenues, because it is a resort area newspaper, vary significantly with the seasons. This makes June-August (the third fiscal quarter) the most significant period in terms of revenue and income. Dan's Papers must have an increase in advertising space during these months or it will have a significant negative effect on our operating results and profitability for full fiscal years. The Hill's revenues also vary throughout the year depending on whether or not Congress is in session.


Uncertainties Regarding Company Operations

      Our likelihood of success must be considered in light of the difficulties in growing and maintaining the readership interest necessary to attract and hold advertisers, our principal source of revenue. We cannot be sure that our existing publications will keep or increase their present level of acceptance to advertisers. Even if they attain greater acceptance, that does not mean we will be able to recover our development and acquisition costs or become profitable on an ongoing basis.


Fluctuations in Paper Costs

      Paper is the principal raw material for our publishing operations. Paper is provided by our contract printers. We utilize three different printers in the New York metropolitan area and monitor the paper markets with them. Even though we believe that we purchase paper and printing very effectively and that our long-term relationships in the industry should allow us to continue to do so, we cannot be sure the price of paper will not increase, or that we will be able to recover any paper cost increases by increasing advertising or subscription rates. Any substantial cost increase in paper will have a significant negative affect on the results of operations. See "Management's Discussion and Analysis or Plan of Operations."


Control by Holders of $10 Convertible Preferred Stock and Certain Stockholders

      So long as at least 100,000 shares of $10 Convertible Preferred Stock are outstanding, the holders of this class of stock have the right to nominate and elect half of the directors that make up our Board of Directors. They also have the right to approve any sale of all or substantially all of our assets or a merger or other similar transaction which we propose to undertake. As a result of these rights, the holders of the $10 Convertible Preferred Stock and the directors they elect are able to prevent us from undertaking any action or entering into any agreement with which they do not agree even if such action or agreement may be beneficial to the company or the holders of other classes of our securities.

      In addition, Wilbur L. Ross, Melvin I. Weiss and J. Morton Davis own more than 50% of the company's outstanding Common Stock on a fully-diluted basis. Their percentage ownership will increase if all of the rights are not exercised by our current shareholders by virtue of their commitment to purchase any unsubscribed rights. Accordingly, even after the number of shares of $10 Convertible Preferred Stock fall below 100,000, Messrs. Ross, Weiss and Davis, if they were to act together, will be able to control our business and affairs.


Anti-Takeover Impact

      The disproportionate voting rights between the $10 Convertible Preferred Stock and the Common Stock could have an adverse effect on the market price of the Common Stock. Such disproportionate voting rights may make the company a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if such actions were favored by holders of our Common Stock. Such disproportionate voting rights may also deprive holders of the Common Stock of an opportunity to sell their shares at a premium over then prevailing market prices for the Common Stock.


Highly Competitive Industry

      The newspaper business is extremely competitive. Our publications compete for advertising dollars directly with other newspapers and magazines which are distributed without charge in the areas in which we distribute our publications. Our publications also compete with paid circulation newspapers and magazines which are sold in the areas in which our publications are distributed, as well as with other advertising media such as radio and television. Many of our competitors have a competitive advantage by virtue of their longer standing market positions and better name recognition, as well as greater marketing and financial resources.


Dependence Upon Key Personnel

      Our success is dependent upon the personal efforts and abilities of our executive officers, including Jerry Finkelstein, Chairman of the Board, Wilbur
L. Ross, Chief Executive Officer, and Michael Schenkler, President. We are also dependent upon certain key personnel who are publishers and/or editors of our publications. These key personnel include Dan Rattiner, the publisher and editor of Dan's Papers, Thomas Allon, the publisher and editor-in-chief of Manhattan Spirit and Our Town and Marty Tolchin, the publisher and editor-in-chief of The Hill. We do not maintain key-man life insurance on any of our employees. If any officers or key personnel cease employment before we find qualified replacements, it might have a significant negative impact on our publications and overall business.

     Mr. Ross and the other members of the Board of Directors have begun a search for a full-time, paid Chief Executive Officer. If the search is successful, Mr. Ross will remain as Chairman of the Executive Committee. There can be no assurance of the outcome of the search. See "Management."

Determination of Offering Price, Possible Volatility of Stock Price

      The offering price of the shares was based upon the current market price of our Common Stock and does not necessarily reflect the price at which our shares may be sold in the public market during or after the offering. The public markets, in general, have from time to time experienced extreme price and volume fluctuations, which have in many cases been unrelated to the operating performance of particular companies, and the market for stocks of companies with smaller amounts of capital like ours can be subject to greater price volatility than the stock market in general. In addition, factors such as new products by our competitors or other companies, potential litigation, and strategic alliances may have a significant impact on the market price of the Common Stock. See "Price Range of Common Stock and Dividend Policy."


Qualification Requirements for Nasdaq Securities

     The company's Common Stock is listed on The Nasdaq SmallCap Stock Market. In August 1997, the Nasdaq Stock Market, Inc. ("Nasdaq") adopted new requirements that we must meet for continued listing of our Common Stock, including:

      o maintaining a bid price of our shares of at least $1.00;

      o having at least $2,000,000 in net tangible assets;

      o    maintaining a public float of at least
           500,000 shares having a market value of at least $1,000,000; and

      o complying with certain corporate governance requirements, such as electing at least two independent directors.

      On July 29, 1998, following an expedited written hearing before a Nasdaq Listing Qualifications Panel, a determination was made that News Communications had failed to meet the minimum net tangible asset requirement and the minimum market capitalization requirement. As a result, Nasdaq decided that our shares would be delisted from The Nasdaq SmallCap Stock Market. The delisting process was temporarily delayed because we requested an oral review/hearing by the Nasdaq staff. The hearing was held on October 1, 1998 and we are awaiting a response from Nasdaq. Although we have proposed a plan to regain compliance with the requirements for continued listing (of which this offering is a part), we cannot be sure that the shares will remain listed on The Nasdaq SmallCap Stock Market after completion of the review process. If our securities are excluded from The Nasdaq SmallCap Stock Market, it may negatively affect the prices of the securities and your ability to sell them.

      Even if our shares continue to be listed on The Nasdaq SmallCap Stock Market, we cannot be certain that we will be able to continue to satisfy the requirements for maintaining a Nasdaq listing after this offering.

      In the event that our shares are delisted, we anticipate that they will continue to be traded on the Nasdaq's Electronic Bulletin Board. In that event, trading in our shares would be covered by "penny stock" rules promulgated for non-Nasdaq and non-exchange listed securities. Under these rules, any broker/dealer who recommends our shares to persons other than prior customers and investors meeting certain financial requirements, must, prior to sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction. Securities are exempt from these rules if the market price is at least $5.00 per share.

      The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include an equity security listed on the Nasdaq National Market and an equity security issued by the issuer that has:

      o net tangible assets of at least $2,000,000, if such an issuer has been in continuous operation for three years;

      o net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or

      o average revenue of at least $6,000,000 for the preceding three years.

      Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market.

      If our shares become subject to the regulations on penny stocks, the price and ability to sell our shares would be severely affected because the shares could only be sold in compliance with the penny stock rules. We cannot be sure that our securities will not be subject to the penny stock regulations or other regulations that would negatively affect the market for our securities.


Potential Dilutive Effect of Outstanding Options and Convertible Securities; Registration Rights

      As of the date of this Prospectus, there were outstanding various options, warrants and shares of Preferred Stock which, if exercised or converted by the holders, entitle them to purchase up to 1,579,926 shares of Common Stock at exercise or conversion prices ranging from $3.75 to $9.38 per share.

      The exercise or conversion of any of such securities will most likely occur at a time when the company's stock price exceeds the conversion or exercise price. This would decrease the value of the company's Common Stock. The existence of these securities could have a negative impact on the terms we could negotiate for additional financing. In addition, some holders of Common Stock, Preferred Stock and options and warrants have registration rights with respect to the securities and we have granted certain registration rights with respect to the other securities. These registration rights could be a substantial future expense and could negatively affect any future equity or debt financing. Also, the sale of these shares held by or issuable to persons holding registration rights could have a negative effect on the market price, at that time, of our shares.


Potential Depressive Effect of Shares Eligible for Future Sale Pursuant to Rule 144; Other Potential Sales

      Approximately 50,000 shares of our Common Stock, upon conversion of the $10 Convertible Preferred Stock Series 2, are "restricted" securities as that term is defined in Rule 144 under the Securities Act. Of the restricted shares, none have been held for over one year. Possible or actual sales of restricted Common Stock by current stockholders of the company under Rule 144 or otherwise may in the future decrease the price of our shares in any market which exists or which may develop. In general, under Rule 144, a person who has satisfied a one year holding period may, under certain circumstances, sell publicly, in each three month period thereafter, an amount of shares that does not exceed the greater of (i) 1% of the number of outstanding shares or (ii) the average weekly trading volume of the shares during the four calendar weeks immediately preceding such sale. Persons who have not been affiliated with the company for at least three months and who have held their restricted securities for at least two years are not subject to the volume and certain other limitations with respect to the sale of such securities. See "Shares Eligible for Future Sale."


Potential Dilutive Effect of Authorized and Unissued Shares of Common Stock and Preferred Stock.

      We are authorized to issue 100,000,000 shares of Common Stock, of which 2,735,791 shares are presently outstanding, 447,259 are reserved for issuance upon conversion of outstanding Preferred Stock, and 1,132,667 shares are reserved for issuance upon exercise of options and warrants currently outstanding. The balance of the authorized Common Stock will be issuable in the discretion of the Board, and will not require stockholder approval. Although the Board currently has no plans to issue any unissued shares except in payment of dividends on the 10% Preferred Stock, the issuance of any new shares would have the effect of diluting the interests of our existing stockholders.

      We are also authorized to issue 500,000 shares of "blank check" Preferred Stock, of which 1,250 shares designated 10% Non-voting Convertible Preferred Stock, 500 shares designated 8% Convertible Preferred Stock, 200 shares designated 12% Convertible Preferred Stock, 220,000 shares designated $10 Convertible Preferred Stock are issued and outstanding. The balance of the authorized Preferred Stock may be issued in our discretion by the Board, without stockholder approval, with dividend, liquidation, conversion, voting or other rights which could negatively affect the voting power or other rights of owners of our Common Stock or other series of Preferred Stock. In the event of issuance, the Preferred Stock could be used, under certain circumstances, as a way to discourage, delay or prevent a change in control of News Communications, Inc. which in turn could discourage bids for us and prevent stockholders from receiving the maximum value for their shares. See "Description of Securities."


Broad Discretion in Application of Proceeds by Management; Potential Use of Portion of Net Proceeds for Unspecified Acquisitions.

      All of the estimated money we expect to receive from this offering is going to be used for working capital and general corporate purposes. As such, management will have broad discretion as to how to use this money. A portion of the money earmarked to working capital may be used by us to buy other businesses, including other publications. Although we have no agreement, arrangement or understanding with respect to the purchase of any other business, should an opportunity arise, the Board of Directors will have the power to approve such acquisition without the consent of our stockholders. See "Use of Proceeds."


Limits on How and When Dividends Can Be Paid

      We have never paid any dividends on our Common Stock and do not believe we will pay any dividends on the Common Stock in the near future. Provisions of the outstanding series of Preferred Stock also restrict our ability to pay dividends on the Common Stock. Applicable provisions of Nevada corporate law affect our ability to declare and pay dividends and could significantly limit, or even prohibit, our ability to pay dividends in the future. Specifically, Nevada corporate law prohibits us to pay dividends if it would prevent us from paying our customary debts in running our Business as they become due. Also, payment of dividends would be prohibited if it would cause the total of our assets to be less than the amount required, to pay, upon dissolution of the company, all amounts owed to stockholders with superior rights to those stockholders receiving the dividend.


Risks Associated with the Year 2000

      The Year 2000 issue arose from computer programs which were written using two digits rather than four to define the applicable year. For example, date-sensitive software may recognize a date using "00" as the Year 1900 rather than the Year 2000. Such misrecognition could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

      We have identified all of our significant internal software applications which contain source code that may be unable to appropriately interpret the Year 2000 and have already begun to fix or replace those applications. We have determined that our accounting system and employee network system are Year 2000 compliant. Our advertising acknowledgment system is the only operating program that is not Year 2000 compliant. Management believes that the estimated costs to modify or replace this system before the Year 2000 are not significant.

      In addition, we have asked our major suppliers about their progress in identifying and addressing problems related to the Year 2000. Certain of our major suppliers have informed us that they do not anticipate problems in their business operations due to Year 2000 compliance issues. We are currently unable to determine the extent to which Year 2000 issues will affect our other suppliers, or the extent to which we would be vulnerable to the suppliers' failure to fix any of their Year 2000 problems.

                           THE OFFERING


Why We are Selling Shares Through a Rights Offering

      Although the rights offering is essentially a public offering directed to the company's stockholders, we believe that the rights offering provides several advantages over a traditional public offering. The offering gives us the opportunity to offer our Common Stock to investors who, as the company's stockholders, already have some knowledge of our business, and to distribute the securities to a broader, more stable stockholder base.

      We determined the exercise price based upon our current market price.


What You Can Do with Your Rights

      Until ___________, 1998, you may purchase a minimum of 1 share for every share owned and up to 2 shares (if available) for every share owned on the basis of each right you receive. If more than 3,833,333 shares are subscribed for, stockholders who have exercised their right to purchase more than one share will have their subscription reduced proportionately. You may not exercise rights for fewer than 1 share in an account. If you hold shares in multiple accounts, you must meet the minimum purchase requirement for each account. You may, however, consolidate your rights into one account. You should consult with your regular investment advisor and carefully consider your alternatives.


When You Can Exercise Your Rights

      You can exercise your rights at any time during the period beginning on _________________, 1998 and ending at 5:00 p.m., New York City time, on
_________________, 1998. After that date, you will not be able to exercise your right and it will be worthless. We will not honor any rights received for exercise after ________________, 1998, regardless of when you sent your right to the transfer agent for exercise.


The Shares May Not Be Registered in the State Where You Live

      You may reside in a jurisdiction in which the shares offered are not registered or may not be qualified for issuance or sale under the state securities laws. In that case, we cannot issue shares of Common Stock to you unless the shares could be registered or otherwise qualified for sale in the jurisdiction to which you move, unless an exemption from such registration or qualification exists in such jurisdiction. We cannot be sure you will be able to legally exercise your right to purchase the shares. If you are unable to purchase shares, your interest in News Communications will be diluted.


How You Can Exercise Your Rights

      You may exercise your rights by completing and signing the election to purchase form that appears on the back of each rights certificate. You must send the completed and signed form, along with payment in full of the exercise price for all shares that you wish to purchase to Continental Stock Transfer & Trust Company. Continental Stock Transfer & Trust Company must receive these documents and the payment by 5:00 p.m. on _____________, 1998. We will not honor any exercise of rights received by Continental Stock Transfer & Trust Company after that date.

      We will, however, accept your exercise if Continental Stock Transfer & Trust Company has received full payment of the exercise price for shares, and has received a letter or telegraphic notice from a bank, trust company or member firm of the New York Stock Exchange or the American Stock Exchange setting forth your name, address and taxpayer identification number or Social Security Number, the number of shares you wish to purchase, and guaranteeing that a properly completed and signed election to purchase form will be delivered to Continental

Stock Transfer & Trust Company by 5:00 p.m. on _________________, 1998. If the properly executed documents are not received by 5:00 p.m. on _________________, 1998, the subscriptions will not be accepted.

      We suggest, for your protection, that you deliver your rights exercise for Continental Stock Transfer & Trust Company by overnight or express mail courier. If you mail your rights, we suggest that you use registered mail. If you wish to exercise your rights, you should overnight mail or hand deliver your rights and payment for the exercise price as follows:

                      Continental Stock Transfer & Trust Company
                      2 Broadway
                      New York, New York  10004

      You must pay the exercise price in U.S. dollars by check or money order payable to the "News Communications, Inc. Escrow Account." Until the offering is closed, your payment will be held in escrow by Continental Stock Transfer & Trust Company, who will serve as the escrow agent.

      Continental Stock Transfer & Trust Company will issue certificates to you representing the Common Stock purchased through the exercise of rights by ____________, 1998. Until that date, Continental Stock Transfer & Trust Company will hold all funds received in payment of the exercise price in escrow and will not deliver any funds to us until the shares have been issued.

      If you are a broker or depository who holds our shares for the account of others and you receive rights certificates for the account of more than one beneficial owner, you should provide copies of this Prospectus to the beneficial owners. You should also carry out their intentions as to the exercise or transfer of their rights.

      We will decide all questions as to the validity, form, eligibility (including times of receipt, beneficial ownership and compliance with minimum exercise provisions), and the acceptance of subscription forms and the exercise price will be determined by us. We will not accept any alternative, conditional or contingent subscriptions. We reserve the absolute right to reject any subscriptions not properly submitted. In addition, we may reject any subscription if the acceptance of the subscription would be unlawful. We also may waive any irregularities (or conditions) in the subscription of shares of Common Stock, and our interpretations of the terms (and conditions) of the rights offering shall be final and binding.

      If you are given notice of a defect in your subscription, you will have five business days after the giving of notice to correct it. You will not, however, be allowed to cure any defect later than ___________, 1998. We are not obligated to give you notification of defects in your subscription. We will not consider an exercise to be made until all defects have been cured or waived. If your exercise is rejected, your payment of the exercise price will be promptly returned by __________________.


What Happens to the Unsubscribed Shares

      To the extent that any unsubscribed shares remain unsold after the rights offering, Wilbur L. Ross, Jr., Melvin I. Weiss and J. Morton Davis will purchase these shares in proportion to their current ownership interest in the company, at the exercise price. Messrs. Ross, Weiss and Davis must purchase these shares no later than _____________, 1998.

      In connection with this offering, Messrs. Ross, Weiss and Davis will receive a fee equal to 2.5% of the exercise price on the shares sold in the rights offering. The fee is for services and advice rendered in connection with the structuring of the offering, valuation of the business of the company, and financial advice to the company before and during the offering.

      We intend to supplement the Prospectus after the rights exercise period is over to set forth the results of the rights offering, and the number of unsubscribed shares purchased, if any.

What Happens if the Rights Offering is Canceled

      Messrs. Ross, Weiss and Davis have the right to cancel the rights offering if certain conditions are not satisfied or if certain circumstances exist prior to the closing date of the offering. If you exercise rights and the rights offering is canceled, Continental Stock Transfer & Trust Company will promptly return to you, without interest, any payment received in respect of the exercise price, and you will not receive any of our shares. The NASD has advised us that trades in the when-issued shares of Common Stock in the market would be canceled if the offering is not consummated.


              CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The following general summary of the material federal income tax consequences of the rights offering is based upon the advice of Piper & Marbury L.L.P., counsel to News Communications, Inc. It does not discuss all of the federal income tax consequences which may affect a particular investor, nor does it describe state, local, foreign or other tax consequences. Holders of Common Stock should consult their own tax advisors concerning the tax treatment to them of the rights offering.

      Receipt of rights. Except as described below under "Payment of Dividends With Respect to Preferred Stock," holders of Common Stock will not recognize taxable income upon the receipt of rights in the offering. A holder's basis in Common Stock with respect to which rights are distributed will be allocated between the Common Stock and the rights in proportion to relative fair market values. However, if the fair market value of the rights at the time they are received is less than 15 percent of the fair market value of the Common Stock, then no portion of the holder's basis in the Common Stock will be allocated to the rights unless the holder so elects. Holders of Common Stock should consult their own tax advisors concerning whether and how to make such an election.

      Since the rights will not be transferable, it may be difficult to establish the fair market value of the rights, and hence the allocation of basis between the Common Stock and the rights.

      A holder's holding period in rights received with respect to Common Stock will include his holding period for the Common Stock with respect to which such rights were distributed.

      Payment of Dividends With Respect to Preferred Stock. If the company were to pay any dividends with respect to the 8% Preferred Stock, the 10% Preferred Stock, the 12% Preferred Stock or the $10 Convertible Preferred Stock within 36 months of the distribution of rights, or if it were to pay such a dividend at any time and such dividend were deemed to be pursuant to a plan which includes the distribution of rights, the distribution of rights could be treated as a taxable dividend to the extent of the fair market value of the rights. However, it would be so treated only to the extent the company has accumulated earnings and profits as of the date of the rights distribution or current earnings and profits for the year which includes the rights distribution.

      News Communications, Inc. believes that (i) the rights are not likely to have significant value, and (ii) the company will not have accumulated earnings and profits as of the date of the rights distribution or current earnings and profits for the year which includes such date. Therefore, even if the rights distribution were treated as a taxable distribution, it is not anticipated that the tax consequences to holders of Common Stock would differ significantly from those described above.

      Exercise of rights. No taxable income will be recognized upon the purchase of Common Stock pursuant to the exercise of a right. A holder who acquires Common Stock upon such exercise will have a basis in the Common Stock equal to the sum of (i) his basis, if any, in the rights which are exercised (determined as discussed above), and (ii) the exercise price paid. The holder's holding period for the Common Stock acquired upon exercise of a right will begin on the date of exercise, and will not include his holding period for the right.

      Lapse of rights. If a right lapses without having been exercised, the holder will recognize a loss equal to his basis, if any, in the right. Such loss will be capital loss (assuming the Common Stock would have been a capital asset in the holder's hands), and will be long-term or short-term depending upon whether the holder's holding period in the lapsed rights (which, as discussed above, will include his holding period for the Common Stock with respect to which the rights were received) is more than one year.


                          USE OF PROCEEDS

      The net proceeds to be received by News Communications upon consummation of the offering are estimated to be approximately $5,606,250. Such amounts will be used for working capital and other general corporate purposes as and when received. A portion of such proceeds may be used in the future for additional acquisitions of or investments in other businesses, both related or non-related to our newspaper business. Such investments could include controlling or non-controlling or minority interests. We are in the process of identifying appropriate candidates for acquisitions. Until utilized, the net proceeds of this offering will be invested in short-term United States Government securities, certificates of deposit, money market funds and other short-term or long-term interest-bearing investments and investment grade common equities.


          PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our shares trade on The Nasdaq SmallCap Stock Market under the trading symbol "NCOME". The following table sets forth, for the periods indicated, the range of high and low closing bid quotations as reported by Nasdaq. The prices set forth below have been adjusted to give effect to the 1-for-3 reverse stock split of our shares authorized on October 1, 1998. The bid quotations set forth above reflect inter-dealer prices, without retail markup, mark-down or commission and may not necessarily represent actual transactions.

                                             High        Low
                                             ----        ----
    Fiscal Year Ended November 30, 1996
       First Quarter...................      $9.75      $7.14
       Second Quarter..................       8.43       6.39
       Third Quarter...................       7.50       4.89
       Fourth Quarter..................       7.68       3.00

    Fiscal Year Ended November 30, 1997
       First Quarter...................      $8.64      $5.91
       Second Quarter..................       7.50       5.25
       Third Quarter...................       6.75       4.89
       Fourth Quarter..................       7.32       4.50

    Fiscal Year Ended November 30, 1998
       First Quarter...................      $5.85      $3.42
       Second Quarter..................       4.68       3.60
       Third Quarter...................       3.96       2.52
       Fourth Quarter (through
          November 5, 1998)............       2.91       1.22


      On November 11, 1998, the last reported sales price for the Common Stock on The Nasdaq SmallCap Stock Market was $1.20 per share. At November 11, 1998, the company had 936 stockholders of record. The company estimates there are approximately 2,100 beneficial owners of its Common Stock.

      We have never paid cash dividends on our Common Stock and do not expect to pay such dividends in the foreseeable future. We currently intend to retain any future earnings for use in our business. The payment of any future dividends on our Common Stock will be determined by the Board in light of the conditions then existing, including our financial condition and requirements, future prospects, restrictions in future financing agreements, business conditions and other factors deemed relevant by the Board.

      Dividends on the 10% Preferred Stock are payable annually in an amount of $500 per share of 10% Preferred Stock, in cash or in shares of Common Stock having a fair market value of $500, payable on September 19th of each year. Dividends on the 10% Preferred Stock may be paid in shares of Common Stock to the extent News Communications has sufficient authorized but unissued Common Stock even if we have sufficient assets or net profits to pay such dividends in cash. It is anticipated that any permitted dividends will, at least in the foreseeable future, continue to be paid in Common Stock. See "Description of Securities" and "Consolidated Financial Statements".

                          CAPITALIZATION

      The following table sets forth the capitalization of the company (a) at August 31, 1998 adjusted for the one for three reverse stock split; and (b) as adjusted to give effect to the issuance of 3,833,333 shares of Common Stock upon completion of the offering (if required), and the application of the estimated net proceeds therefrom:
                                            Actual       As Adjusted (1)
                                            ------       ---------------
      Long-term Debt                       $      0     $     0
      Stockholders' Equity:
       Preferred  Stock, $1.00 par
           value, 500,000  shares
           authorized
        10% Convertible Preferred Stock,
           1,250 shares authorized,
           26 outstanding and as
           adjusted                         $    26     $      26
        8% Convertible Preferred Stock,
           500 shares authorized,
           114 outstanding and as
           adjusted                             114           114
        12% Convertible Preferred Stock,
           200 shares authorized
           and outstanding and as adjusted      200           200
        $10 Convertible Preferred Stock,
          220,000 shares authorized,
          and outstanding and as adjusted    220,000       220,000
        Paid-in Capital Preferred Stock    2,257,025     2,257,025
       Common Stock, $.01 par value,
          100,000,000 shares authorized,
          2,786,124 issued, 6,619,458 as
          adjusted (2)                        27,861        66,194
        Paid-in Capital Common Stock      14,486,167    19,912,584
        (Deficit)                        (14,816,018)  (14,816,018)
                                         ------------  ------------
         Totals                           $2,175,375     7,640,125
         Less: Treasury Stock, 50,333
          shares actual and as adjusted     (408,729)    (408,729)
                                           ---------    ---------

           Total Stockholders' equity     $1,699,898   $7,164,648
                                          ==========   ==========

-------------------
      (1) Assumes no proceeds of offering will be used to retire debt. See "Use of Proceeds."

      (2) Excludes (a) up to 122,223 shares issuable upon the exercise of stock options granted and that may be granted under the company's 1987 Stock Option Plan, (b) up to 500,000 shares issuable upon the exercise of options granted and that may be granted under the company's Discretionary Directors and Officers Stock Option Plan, (c) up to 166,667 shares issuable upon the exercise of options granted under the company's Non-discretionary Directors Stock Option Plan, (d) up to 437,296 shares issuable upon conversion of outstanding shares of various series of Preferred Stock, and (e) up to 54,048 shares issuable upon the exercise of other outstanding warrants and options.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

      The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of News Communications' results of operations and financial condition. The discussion should be read in conjunction with our audited consolidated financial statements and notes thereto.


RESULTS OF OPERATIONS


Nine Months Ended August 31, 1997 Compared To Nine Months Ended August  31, 1998

      The company reduced its net loss for the nine months by $130,000 (15%) from ($872,000) in 1997 to ($742,000) in 1998. Operating loss before interest expense and equity in loss of unconsolidated subsidiary decreased by 40,000 (10%) from ($382,000) in 1997 to ($342,000) in 1998 primarily from increased profit at The Hill, which was a result of its strong increase in revenues, offset by an increased loss at Nassau Newspapers which is in a transitional year due to management change and has included replacing marginally profitable third-party printing and distribution revenues with new revenues while absorbing the acquisition of the South Shore Record. The increase in interest expense of $97,000 (68%) from $143,000 in 1997 to $240,000 in 1998 was a result of the loan from an affiliate of a principal stockholder and officer being outstanding in 1998.

      Total revenues for the company were $13,654,000 for the nine months of 1998 an increase of almost $602,000 (5%) from $13,052,000 in 1997. The increase in revenues was primarily a result of The Hill's increased sales effort and new sales management, and Dan's Papers' capitalization on the continued growth of the market in the Hamptons resort area of Long Island and its positioning as one of the advertising standards on Long Island's east end. These increases were offset by decreases at the Manhattan newspapers (Our Town, Manhattan Spirit and Chelsea Clinton/Westsider). Decreased non-advertising revenues at the Nassau Newspapers was offset by increased revenues from the South Shore Record.


Fiscal Year Ended November 30, 1997 Compared To Fiscal Year Ended November 30, 1996

      1997 was a transitional year for News Communications. New management, which came to the company during the last quarter of fiscal 1996, completed its first full year of operation. Its objectives included increasing revenues, implementing cost cutting measures and focusing on the publications which have impacted the bottom line most negatively. New sales management and a new sales team have resulted in a turnaround to profitability at The Hill. We decided to discontinue the money losing operations at Manhattan File and have sold all but a 10% interest in that subsidiary. Completing the transition of Brooklyn Skyline to a newspaper from a shopper, the introduction of four-color printing and bolstering the sales force has resulted in increasing revenues. A new publisher was installed at the Nassau Newspapers and the South Shore Record was acquired to provide Nassau with access to the high income demographic market of the "Five Towns."

      We increased our revenues 5% ($909,000) from $16,615,000 in fiscal 1996 to $17,524,000 in fiscal 1997, and loss from continuing operations decreased by 43% ($1,494,000) from a loss of $3,462,000 in fiscal 1996 to $1,968,000 in fiscal
1997.

      The increase in revenues was attributable primarily to The Hill, where the effect of its high quality editorial content combined with a circulation audit and a change in sales management and staff resulted in an increase of revenues of $936,000 (71%); Brooklyn Skyline, where its increased acceptance as a newspaper and as an advertising force in the community along with its 1996 expansion into a fifth zone helped increase revenues $221,000 (18%); and Dan's Papers where its continuing capitalization on an ever increasing market in the Long Island affluent resort area, the Hamptons, and an increased sales effort combined to increase revenues $374,000 (10%). These revenue gains were offset in part by Queens Tribune's decrease of $531,000 (16%), of which $200,000 related to a softening of the advertising market in Queens and $331,000 related to the discontinuance of various low profit margin print and distribution jobs; and the Bronx Newspapers decrease of $124,000 (14%), which was a result of changes in sales management.

      Salaries and outside labor costs increased $79,000 (1%), even as revenues increased by 5%, as budget cuts phased in the beginning of 1996 took their full effect.

      Direct mechanical costs decreased $492,000 (8%) primarily as a result of the decrease and stabilization of newsprint prices, coupled with the renegotiation of printing contracts and the reduction in outside printing. We believe that the changes made during 1996-97 will be more fully reflected in improved operating results during fiscal 1997-98.


Discontinued Operations

      News Communications owned 90% of Manhattan File Publishing, Inc. ("MFPI"), publisher of Manhattan File, a monthly (plus special issues annually), 4-color, perfect bound, glossy magazine, until February 1998, when the company sold 80% of MFPI to an employee. The company now owns 10% of MFPI and the employee owns 90% of MFPI. All financial results for 1997 and 1996 attributable to Manhattan File have been reclassified as discontinued operations.


Effects of Inflation

      The company does not believe that inflation has had a significant impact on its financial position or results of operations in the past three years.


Liquidity and Capital Resources

      At August 31, 1998 the company had a shortage of current assets over current liabilities in the amount of approximately $1,914,000. During the quarter ended February 28, 1998, the company repaid $100,000 of bank loans from cash on hand at the beginning of the year. In October 1998, the bank presented the demand loans for payment. The company repaid $50,000 of the bank loans, and payment of the balance has been extended to December 31, 1998.

      At November 30, 1997, the company had an excess of current assets over current liabilities of approximately $49,000. Net cash used by continuing operations was $1,318,000. During the year ended November 30, 1997, the company repaid $275,000 of the bank loans (an additional $100,000 was repaid in December
1997); $421,000 was used to purchase The South Shore Record; and $101,000 was invested in or advanced to the Blade. The funds were provided from cash on hand at the beginning of the year and from a $1,500,000 one-year loan in November 1997 from an affiliate of an officer and stockholder.

      For the year ended November 30, 1997, net cash used by operations was $1,318,184 and cash used for investing activities was $596,400. These funds were provided by $141,421 from the exercise of warrants, $1,500,000 from loans and $1,494,887 from cash on hand at the beginning of the year.

      At November 30, 1996, the company had an excess of current assets over current liabilities in the amount of approximately $2,146,000. Net cash used by operations was $2,133,000. The funds were provided from a $1,000,000 two-year loan from its largest stockholder in May 1996, a $675,000 increase in a bank loan and from the issuance of $2,000,000 in $10 Convertible Preferred Stock in October 1996. Approximately $500,000 of the proceeds was used to reduce the company's accounts payable through November 30, 1996. In February 1997, the company repaid $275,000 of the bank loans. The company presently has no material commitment for capital expenditures.

      In order to comply with the requirements of NASD Marketplace Rule 4310(c)(2), the company is offering its existing stockholders the right to purchase additional shares of its Common Stock. The gross proceeds of the offering would be approximately $5,750,000.

      Management believes that News Communications will generate positive cash flow for the fiscal year ending November 30, 1998. Although there can be no assurances to this effect, management is confident that it has available a variety of funding and revenue sources to meet the company's future cash needs.


Impact of Year 2000 Compliance

      The Year 2000 issue is the result of computer programs which were written using two digits rather than four to define the applicable year. For example, date-sensitive software may recognize a date using "00" as the Year 1900 rather than the Year 2000. Such misrecognition could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

      We have established a committee to develop a comprehensive Year 2000 plan with the goal of completing updates to key systems by December 31, 1998. We have assessed the scope of our risks related to problems our computer systems may have in processing date information related to the Year 2000 and believe such risks are not significant.

      We have identified all of our significant internal software applications which contain source code that may be unable to appropriately interpret the year 2000 and has already begun to modify or replace those applications. We have determined that our accounting system and employee payroll system are Year 2000 compliant. Our advertising acknowledgment system is the only operating program that is not Year 2000 complaint. Management believes that the estimated costs to modify or replace this system before the Year 2000 are not material.

      In addition, we have inquired of our major suppliers about their progress in identifying and addressing problems related to the Year 2000. Certain of our major suppliers have informed us that such suppliers do not anticipate problems in their business operations due to Year 2000 compliance issues. We are currently unable to determine the extent to which Year 2000 issues will affect our other suppliers, or the extent to which we would be vulnerable to the suppliers' failure to remediate any of their Year 2000 problems.

      NEW ACCOUNTING PRONOUNCEMENTS

Earnings Per Share

      During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share", ("SFAS No. 128") which provides for the calculation of "basic" and "diluted" earnings per share. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options. The assumed exercise of various warrants and options would have been anti-dilutive and therefore, was not considered in the computation of diluted earnings per share for November 30, 1997 and August 31, 1998. As required by this Statement, all periods presented have been restated to comply with the provisions of SFAS No. 128.

Comprehensive Income

      Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("SFAS No. 130") established standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not anticipate that SFAS Nos. 130 will have a material effect on the Company's financial position, results of operations or financial statement disclosures.

Segment Reporting

      In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", ("SFAS No. 131") which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS No. 131 establishes standards for the way public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The company does not anticipate that SFAS No. 131 will have a material effect on the Company's financial position, results of operations or financial statement disclosures.

                             BUSINESS

      News Communications, a Nevada corporation formed in 1986, has been primarily engaged, through various wholly-owned and partly-owned subsidiaries, in the publication and distribution of advertiser supported, community oriented newspapers and related targeted audience publications. The community newspapers are directed at specific geographic communities and, for the most part, are distributed free of charge to selected residences and business establishments in those communities. Each publication focuses on the lifestyle, culture, arts, entertainment, politics and social issues of particular interest to the group of communities at which it is directed. Some of the papers publish different editions (with variations in editorial content and advertising) which are distributed to each community in the targeted group. The principal source of the company's revenues (92% for the fiscal year ended November 30, 1997, 89% for the fiscal year ended November 30, 1996 and 92% for the nine months ended August 31,
1998) is the sale of advertising space in its publications.

      As used herein, unless the context requires otherwise, the term "company" refers to News Communications, Inc. together with its subsidiaries:

      Publisher                              Publication
      ---------                              ------------
      Access Network Corp. ("Access")...  Manhattan Spirit
                                          (formerly called the West Side Spirit)

      Tribco Incorporated ("Tribco")....  The Queens Tribune published in nine editions including The
                                          Western Queens Tribune and
                                          Bayside Trib at Home

      Dan's Papers Inc. ("DPI").........  Dan's Papers and Montauk Pioneer

      Manhattan Publishing Corp.........  Our Town

      Parkchester Publishing Co. Inc....  Bronx Press Review and
                                          Riverdale Review (the "Bronx
                                          Newspapers")

      Nassau Community Newspaper
           Group, Inc. ("NCNG").........  Lynbrook USA, Malverne Times,
                                          Rockville Center News & Owl,
                                          Valley Stream MAILeader,
                                          Independent Voice of Long Beach,
                                          Oceanside & Island Park,
                                          Rockville Center-Oceanside
                                          Beacon, Baldwin Citizen, East
                                          Rockaway Observer, Elmont Life,
                                          Franklin Square Life, West
                                          Hempstead Life and Long Island
                                          Lifestyles

      South Shore Publishers, Inc.......  South Shore Record (With NCNG,
                                          the "Nassau Newspapers")

      Capital Hill Publishing, Inc.
          ("Capital Hill")..............  The Hill

      Brooklyn Newspaper Publishing, Inc. Brooklyn Skyline

      West Side Newspapers Corp.........  Chelsea-Clinton News and
                                          Westsider


All of the subsidiaries are wholly-owned except DPI, which is 80% owned by the company.

      News Communications is developing a regional group of publications in the greater New York City metropolitan area. We believe this strategy has been attractive to advertisers seeking a broad New York metropolitan area audience. We also believe the company can take advantage of economies of scale, combination of operations and other synergies not available to individual publications. We intend to purchase more publications and seek other growth opportunities in the New York region. We also plan to expand to other areas a resources permit such as New Jersey, Connecticut, Massachusetts and resort communities throughout the United States.

Manhattan Spirit

      The Manhattan Spirit is a weekly free circulation newspaper founded in 1985 which focuses on the lifestyle, culture, arts, entertainment, politics and social issues of interest to the West Side and lower Manhattan. Editors and support staff of Access, together with a variety of contributing free-lance writers and columnists, write and edit all material for each weekly issue of the Manhattan Spirit and perform all composition, layout, and typesetting work. Printing is performed by outside contractors. In addition, the Manhattan Spirit offers graphics and printing services to its customers.

      The Manhattan Spirit has won many awards, including, New York State Bar Association awards for excellence in journalism. Various national and international magazines have reprinted articles from the Manhattan Spirit, including Glamour Magazine and Cosmopolitan International. Editorial content includes columns by well-known columnists in the fields of food and wine, movies and social advice. Other columnists and writers focus on finance, theater and topics of community interest.

      The Manhattan Spirit is published in a 4-color tabloid format. It is distributed each Thursday and Friday by independent contractors in bulk to locations throughout Manhattan. The principal places of distribution are lobbies of luxury apartment buildings, restaurants, banks, supermarkets and various other business establishments, as well as in sidewalk distribution boxes.


Our Town

      Our Town, is a 27-year-old weekly publication distributed in a single edition predominantly on the Upper East Side of Manhattan. Our Town was acquired by the company in May 1991. The company believes it is the East Side's largest free circulation weekly community newspaper. Almost all of its income derives from display and classified advertising.

      Our Town is published in a 4-color tabloid format. Delivery is made by independent contractors to apartment house lobbies, banks, supermarkets and sidewalk distribution boxes.


Dan's Papers

      Dan's Papers focuses on the lifestyle, culture, arts, entertainment, politics and social issues of interest to the resort areas of the South and North Forks of Eastern Long Island, New York, particularly the wealthy Hamptons resort area. Its articles and columns include humor, news, celebrity profiles, reviews of art gallery shows, restaurants, concerts, nightclubs and movies, social satire, editorial cartoons and local environmental and political issues, as well as a special section on real estate. Dan's Papers is published in tabloid format (with a glossy cover for approximately 17 summer and 9 other issues) on a weekly basis. It is distributed each week to locations on Eastern Long Island, including art galleries, gift shops, supermarkets, newspaper and card shops, restaurants and boutiques. There is also weekly distribution in Manhattan. Management of the company believes that Dan's Papers has the largest circulation in Eastern Long Island of any weekly publication.

      DPI also publishes the Montauk Pioneer, which has been designated by the Montauk Village Association as the official newspaper of the community of Montauk, New York.


Queens Tribune

      The Queens Tribune publishes twelve free circulation editions and one paid-circulation edition weekly community newspapers serving areas in Queens County in New York City. Included in such editions are three editions of the Western Queens Tribune, plus the Bayside Trib at Home, which covers the news, events and lifestyles in the community of Bayside, Queens.

      The Queens Tribune was started in 1970 and is believed by the company to have the largest circulation of any weekly community newspaper in Queens County. The format is a tabloid with four-color front and additional pages. Editorial content focuses on local, borough-wide and occasionally city-wide political and social issues. Features include community news and activities of the week, crime reports, restaurant reviews and similar matters of interest to the targeted circulation area. Substantially all of the articles and columns are written by Tribco's editors and support staff. The Queens Tribune has won numerous awards for journalistic excellence, including this year's New York Press Association's coveted first place award for community leadership. Delivery is made by independent contractors to heavy traffic locations, such as banks, supermarkets, and sidewalk distribution boxes. Printing, graphics, consulting, distribution, flyer and insert revenue are significant sources of income to The Queens Tribune operation (D/B/A Multimedia) providing approximately 12% of its revenues in the fiscal year ended November 30, 1997.


The Bronx Newspapers

      Parkchester Publishing Co., Inc. is the publisher of the Bronx Press Review, a 54 year old paper which took on a Bronx-wide identity to fill a vacuum left by the absorption of the daily Bronx Home News by the New York Post in the late 1940s. It is a tabloid paper with a 4-color front and back page. The Bronx Press Review has been designated by the New York City Council as the official newspaper of Bronx County for the publication of the Concurrent Resolutions of the Legislature.

      In the last quarter of 1993, the company started the Riverdale Review, which serves the affluent Riverdale section of the Bronx. The Riverdale Review is a community weekly covering the news, events, people and lifestyles of the Riverdale community. It is distributed free of charge throughout the affluent northwest Bronx community which it serves. Approximately 19,000 copies are distributed door-to-door to private homes, in bulk to the lobbies and mailrooms of the 175 apartment buildings in the section, and through street distribution boxes and other bulk distribution to high traffic businesses and religious and educational institutions.


The Nassau Newspapers

      The company's Nassau Community Newspaper Group, Inc. publishes eight Nassau Newspapers. Each of the Nassau Newspapers serves a community in Nassau County, New York, a suburban county adjacent to Queens County in New York City. The oldest of the Nassau Newspapers has been in continuous publication for 89 years. The group averages over 51 years of continuous weekly publication per paper. Each of the Nassau Newspapers, other than Elmont Life, Franklin Square Life and West Hempstead Life, has been designated as the official newspaper of its community. The company has expanded into six additional Nassau County communities with a shopper-type publication called the Long Island Market.

      In 1995, the company developed a new publication, Long Island Lifestyles, which serves as a second section to all of its Nassau publications and is also distributed by itself in heavily trafficked areas. This new publication offers moderately priced advertising to the central and south Nassau marketplace.

      The company introduced Elmont Life and Franklin Square Life in 1996 and West Hempstead Life in 1997. Also in 1997, the company acquired the South Shore Record, a 33-year old mailed subscription newspaper serving the affluent "five-towns" area of Nassau County.


Brooklyn Skyline

      The Brooklyn Skyline is a five year old weekly published in five editions which are distributed door-to-door in Brooklyn's southern tier. Originally a tabloid shopper-type publication, the company is in the on-going process of converting the Brooklyn Skyline to a community newspaper to complement its other publications. The introduction of "Koch at the Movies," the News Communication Telephone Poll and the company's citywide political page "NYConfidential" in addition to local news coverage by Brooklyn reporters distinguish the Brooklyn Skyline from its major competition, The Marketeer, an established door-to-door shopper. In addition to its established display sales effort, the company has introduced a classified advertising section. Additional revenue is also generated by the occasional sale or distribution of circulars to accompany the door-to-door distribution of Brooklyn Skyline. It is printed on newsprint with the use of spot color and is distributed by crews supervised and trained by the company.


Chelsea-Clinton News and Westsider

      The Chelsea-Clinton News and Westsider are the only paid circulation weekly newspapers on the West Side of Manhattan. The Westsider, a 25-year-old community newspaper, covers the area from 59th to 125th Streets from Riverside Drive to Central Park West. The Chelsea-Clinton News, a 56 year-old community newspaper, covers the area from l4th-59th Streets from 5th Avenue to 11th Avenue. These two publications rely on revenue from display advertising, classified advertising, subscriptions, newsstand sales and legal advertising.


The Hill

      In September 1994, the company began the publication of The Hill, a weekly newspaper devoted to the coverage of the United States Congress. The paper, which offers comprehensive coverage of every aspect of Congress and life on Capitol Hill, is distributed free of charge to members of Congress and their staffs, governmental agencies, law firms, lobbying organizations and others. The Hill derives the largest portion of its revenue from the sale of display advertising to companies wishing to influence the decisions of Congress. Additional revenues come from classified advertising, local retail advertising, subscriptions and the sale of the paper outside of the Capitol area. The Hill is operated out of its own offices in Washington, D.C. It is printed on newsprint in black ink and process four color. It is primarily distributed to Congressional office buildings and government agencies as well as to select retail locations, hotels and street boxes. The company also has a five day a week morning show The Hill Reporter, which is carried in the Washington, D.C. area pursuant to a Program Services Agreement with radio station WYRE-AM.


The New York Blade News

      In a joint venture that began in the summer of 1997, the company joined with the Washington Blade, a large and respected gay and lesbian weekly newspaper, to publish The New York Blade News, a weekly, 4-color tabloid newspaper that debuted in 1997. The paper, which is distributed by independent contractors to more than 800 locations in the New York metropolitan area that are frequented by New York's gay and lesbian community, derives its revenue from the sales of display and classified advertising and personal advertisements. The New York Blade News, which is distributed each Friday throughout Manhattan and areas of Brooklyn, the Bronx, Queens, Staten Island as well as Long Island and New Jersey, is operated out of its own offices in New York City but shares production and distribution staff with Our Town, Manhattan Spirit, Westsider and Chelsea-Clinton News.


Printing and Production

      The printing of each of the company's publications is presently done by independent printing shops. The company sends to the printer completely composed, laid-out, typeset pages for photo-offset reproduction. In each case, the printer is able to provide all of the necessary materials (i.e., paper, ink, etc.) for printing, and bills the company for its services and materials used. The company believes that it obtains its printing services at competitive prices, and if, for any reason, the arrangements that it has with any of its printers should terminate, management believes that similarly favorable arrangements could be had with several other printing shops in or around New York City.


Advertisers and Readers; Marketing Activities

      Most of the company's publications are weeklies primarily distributed free of charge to their readers. The Bronx Press Review, nine of the Nassau

Newspapers, Westsider and Chelsea-Clinton News and one edition of The Queens Tribune are paid circulation publications. The primary source of the company's revenue is through the sale of advertising space in the publications, although several of the weekly publications also offer graphics and printing services to outside service purchasers, including several school publications. The advertising revenues of each of the company's publications are derived from a wide variety of businesses and individuals reflecting the varied opportunities, tastes and demands of the residents of each of the targeted distribution areas. Currently, at least 85% of the advertising space in the company's publications which have been in existence at least six months represents multiple insertion advertising (where an advertising client runs an advertisement in two or more issues of a publication). This percentage has remained fairly stable for the company's publications over the last five years. On a year-to-year basis, the company estimates that, over the last four fiscal years, approximately two-thirds of its display advertising revenues have been from advertisers who were advertisers in the prior year. No one advertiser represents more than 5% of the company's advertising revenues. Classified advertising has been a growing area of revenues for the weekly publications.

      The company employs sales representatives who are paid through incentive-based compensation packages. The company has commenced supplementing the sales activities of the individual publications with centralized group sales activities seeking advertisers for all or a combination of the company's publications. Management believes such a program is particularly attractive to advertisers who seek audiences throughout the greater New York metropolitan area, such as chain store and franchise operations.


Competition

      The company competes directly for advertising revenues with newspapers and magazines which are sold to readers or are distributed free, as well as other advertising media. The company does not significantly compete, however, with other publishers of newspapers or magazines for paid circulation revenues as most of its publications are distributed free of charge to its readers.

      Those newspapers and magazines competing with the Manhattan Spirit and Our Town for advertising and targeted at Manhattan or parts thereof include, among others, The Resident, New York Press, New York Observer and The Village Voice. In order to compete with the lower advertising rates of smaller publications in the Manhattan Spirit's market area, the company utilizes a split zone program whereby advertisers may purchase space in only half of the Manhattan Spirit's copies at an appropriately reduced rate. During the months from May through September, Dan's Papers serves the same market as Hampton Magazine, a free circulation publication. Dan's Papers is aimed at the same market as the East Hampton Star and the Southampton Press, which are sold to readers and the free weekly The Independent. The Montauk Pioneer is the only paper that serves Montauk. The Queens Tribune competes with many publications, including Newsday and the free circulation publications Queens Chronicle and Queens Courier, both of which are believed to be somewhat smaller in circulation and advertising revenue than The Queens Tribune. The Bronx Press Review competes against community newspapers such as the Bronx Times Reporter and the Bronx News.

      The Riverdale Review is the only saturation circulation, free distribution
newspaper  serving  that  affluent  community.   The  Riverdale  Press,  a  paid
circulation weekly, has a smaller circulation.

      In addition to Newsday, a daily newspaper, the Nassau Newspapers have several other weekly competitors in the south-west section of the county. These include the South Shore Tribune, a free circulation newspaper, a group of paid circulation newspapers published by Richner Publications, and Pennysaver/This Week and Shoppers Guide, two free circulation shopper publications.

      Although there is no competition for subscriptions or legal revenue because there are no other paid circulation weeklies on the West Side, the Chelsea-Clinton News and Westsider do compete for display and classified advertising with other free weeklies on the West Side, including the Manhattan Spirit and The Resident.

      The Brooklyn Skyline is one of a number of free distribution papers in Brooklyn. The Marketeer, an established door-to-door shopper, is its primary competitor.

      The Hill, which is the largest circulation paper on Capitol Hill, services the same market as Roll Call, a paid circulation that delivers twice weekly and has been in publication nearly 50 years.

      There are numerous other publications distributed in the company's circulation areas, some of which have resources substantially greater than those of the company, which compete for advertising against the company's publications. Management of the company believes the company's publications are competitive because the company can offer customers the ability to focus its advertisements on a specific market, thereby giving the customer a chance to control costs by narrowing its advertising scope. Management believes that, over the years of publication, the company's newspapers have developed a favorable reputation and following. The company also believes it can compete favorably by offering advertisers the opportunity to choose from a menu of the company's publications, by offering advertisers more favorable rates as the number of publications increases and by affording advertisers the ability to pinpoint a specific group or geographic area or combination thereof. The major barrier to the entry of new competitive publications is the need for sufficient capital to start up and continue operations until a sufficient advertising base is created.


Employees

      As of November 1, 1998, the company had 285 full- and part-time employees, of whom 53 were editorial; 88 were engaged as display and classified advertising sales personnel; 78 were engaged in production; and 66 were engaged in administrative and clerical activities. The company also maintains a roster of free-lance contractors. Management considers its relations with the company's employees to be satisfactory. None of its employees are represented by a union.


Seasonality

      Dan's Papers and the Montauk Pioneer, which are resort area newspapers, have significant seasonal variations in revenues. This seasonality may cause operating results to vary significantly from quarter to quarter, with the third fiscal quarter being the most significant in terms of revenues and income. The Hill's revenues also vary throughout the year depending on whether or not Congress is in session.


Properties

      The company and its subsidiaries operate out of seven separate locations. The Manhattan Spirit, Our Town, Chelsea-Clinton News and the Westsider share 7,000 square foot premises at 242 West 30th Street, New York, New York, under a lease which commenced in 1995 and terminates in January 2001, at an annual rental of $52,000 for the first year, increasing over the term to $75,380 in the last year.

      DPI leases 1,910 square feet of office space in a building on Montauk Highway, Bridgehampton, New York, at an annual rate of $38,200 (plus cost-of-living increases) for a term of ten years terminating in October 2008. Pursuant to the lease, the company has agreed to an increased rental amount if the owner expands the building. The company has an option to renew its lease for an additional five-year term and commencing November 2008. See "Certain Transactions."

      Tribco has a ten year lease, which commenced on November 1, 1990, to rent approximately 8,000 square feet of office space and space for publication of the Queens Tribune in Fresh Meadows, New York, for annual base rents ranging from $88,000 to $128,000. The lease is renewable for five years at a $152,000 base annual rent. These premises also serve as the company's executive and financial offices.

      Parkchester Publishing Co., Inc. has a five year lease for 2,500 square feet of office space at 170 West 233rd Street, Bronx, New York, commencing June 1994, at an annual rental of $34,200, increasing over the term to $38,500 in the last year.

      NCNG has a five year lease for 7,600 square feet of office space at 216 East 2nd Street, Mineola, New York, commencing November 1994, at an annual rental of $53,400, increasing over the term to $62,350 in the last year. The company has an option to renew its lease for an additional five years.

      Capitol Hill Publishing, Inc. has a five year lease for 3,735 square feet of office space at 733 15th Street, N.W., Washington, D.C., commencing August 1994, at an annual rental of $68,880.

      Brooklyn Newspaper Publishing, Inc. has a five year lease for 2,110 square feet of office space at 2102 Utica Avenue, Brooklyn, New York, commencing February 1998, at an annual rental of $38,400, increasing over the term to $46,675 in the last year.

      The company believes that its present space is adequate for current purposes and offers moderate expansion possibilities.


Legal Proceedings

      An action entitled Tracey Robinson v. The Hill, News Communications, Inc. and Media Venture Group, Inc. et al. was instituted in September 1996 in the United States District Court for the District of Columbia in which the plaintiff, a former salesperson for Capitol Hill, has alleged race discrimination and retaliation in connection with her discharge and claims compensatory and punitive damages of $5.2 million plus back pay, front pay and other relief. The case was tried to a jury and resulted in an adverse determination of liability to the company and the other defendants in the amount of $100,000. No appeal has been taken from that finding. The plaintiff has requested an award of fees and costs in the approximate amount of $150,000, which the defendants are vigorously opposing.


Where You Can Find More Information

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.


                            MANAGEMENT


Directors and Executive Officers

      The  company's   directors,   executive  officers  and  other  significant
employees and their ages and positions are as follows:

Name of Individual      Age   Position with company and Subsidiaries
------------------      ---   --------------------------------------

Jerry Finkelstein (3)   82    Chairman of the Board and Director
                              of the company
Wilbur L. Ross, Jr. (3) 60    Director and Chief Executive Officer
                              of the company
Michael Schenkler (3)   52    Director and President of the company and director
                              and officer of subsidiaries
Gary Ackerman           55    Director of the company
Carl Bernstein          53    Director of the company
John Catsimatidis (1)   49    Director of the company
Mark Dickstein          39    Director of the company
Andrew J. Maloney       66    Director of the company
Robert E.
 Nederlander (2)        64    Director of the company
Andrew J. Stein         52    Director of the company

Sy Syms                 71    Director of the company
Arthur Tarlow (1)(2)    68    Director of the company
Hillel Weinberger       44    Director of the company
Thomas Allon            34    Executive Vice President of the company
Robert Berkowitz        49    Chief Financial Officer and Controller of the
                              company
Daniel Rattiner         58    President, Publisher, Editor and Director of DPI
Marty Tolchin           70    President, Publisher, and Editor of The Hill.

------------------------------------
(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Member of Executive Committee

      Jerry Finkelstein has been a director of News Communications since December 1987 and became Chairman of the Board in August 1993. He served as publisher of The New York Law Journal from 1960 to 1984. Mr. Finkelstein was Chairman of the Board of Struthers Wells Corporation for more than five years prior to November 1993, when he resigned. Struthers Wells Corporation filed for protection under Chapter XI of the United States Bankruptcy Code in February 1994. Mr. Finkelstein is a former member of the Board of Directors of Rockefeller Center, Inc., Chicago Milwaukee Corporation, Chicago Milwaukee Railroad Corporation and TPI Enterprise, Inc. (formerly Telecom Plus International Inc.), a communications company. He is also a former Commissioner of the Port Authority of New York and New Jersey.

     Wilbur L. Ross, Jr. was elected a director of News Communications in October 1996. Since 1988, Mr. Ross has been Senior Managing Director of Rothschild Inc. Mr. Ross is also a director of Mego Financial Corp., a premier developer of timeshare properties, and Syms Corp., a clothing retailer.

      Michael Schenkler has been a director of News Communications since March 1990, and has served as President since December 1991. He has been President of The Queens Tribune since 1979 and is its publisher. Prior to taking over the Queens Tribune in 1982, Mr. Schenkler spent 15 years as an educator employed by the Board of Education of New York City, where he served as a teacher, assistant principal and principal. Mr. Schenkler is President of all of News Communications' subsidiaries other than DPI and NCNG, of which he is Vice President.

      Gary Ackerman has been a director of the company since March 1990. He has served in the United States House of Representatives as a Representative from New York since March 1983. From 1979 until 1983, Mr. Ackerman was a member of the New York State Senate. From 1970 to 1979, Mr. Ackerman was the founder, editor and publisher of The Queens Tribune.

      Carl Bernstein has been a director of the company since October 1996. Mr. Bernstein is a noted author and journalist. He has been a Contributing Editor to Time Magazine and is presently a Contributing Editor to Vanity Fair. Mr. Bernstein was the co-author, with Robert Woodward, of "All the President's Men" and "The Final Days." His most recent publications are "Loyalties: A Son's Memoir," published by Simon & Schuster, and, as co-author, "His Holiness: Pope John Paul II and The Hidden History of Our Times," published by Doubleday.

      John Catsimatidis has been a director of the company since December, 1991. Mr. Catsimatidis is the Chairman of Red Apple Group, Inc., a holding company for supermarket chains in New York. Since July 1988, Mr. Catsimatidis has served as Chairman of the Board and director of Sloan's Supermarkets, Inc., an American Stock Exchange listed company, which owns and operates supermarkets. Mr. Catsimatidis is also currently the Chairman of the Board, Chief Executive
Officer and director of United Refining Company, a refiner and retailer of petroleum products.

      Mark Dickstein has been a director of the company since October 1996. Since 1986, Mr. Dickstein has been President of Dickstein Partners Inc., a private investment firm. He is also a director of Carson Pine Scott & Co. and Hill Stores Company, leading retailing organizations.

     Andrew J. Maloney has been a director of the company since September 1993. He is a partner at the New York law firm of Kramer Moftalis & Frankel. From 1986 until December 1992, Mr. Maloney was United States Attorney for the Eastern District of New York. Mr. Maloney is a graduate of the United States Military Academy at West Point and Fordham University School of Law.

      Robert E. Nederlander has been a director of the company since October 1996. Since 1981, he has been President of Nederlander Organization, Inc., the owner and/or operator of one of the world's largest chains of legitimate theaters. Mr. Nederlander is also a director of Riddell Sports, Inc., Mego Financial Corp., Mego Mortgage Corp., and Cendant Corp.

      Andrew J. Stein has been a director of the company since July 1994. He is President of Benake Corporation, a management consulting firm. Prior to assuming such position in 1993, Mr. Stein was actively involved in public affairs. From 1986 to 1993, he was President of the Council, New York City. From 1978 to 1985, he was President of the Borough of Manhattan and from 1969 to 1977, he was a member of the New York State Assembly. He was also Chairman of the New York City Commission on Public Information and Communication, and has been a Trustee of the New York City Employees Retirement System and an ex officio member of The Museum of The City of New York, The New York Public Library, The Metropolitan Museum of Art and The Queens Borough Public Library. Mr. Stein is a son of Mr. Finkelstein.

      Sy Syms has been a director of the company since October 1996. He is Chairman and Chief Executive Officer of Syms Corp., a clothing retailer, a position he has held since 1983. Mr. Syms is also a director of Israel Discount Bank of New York.

      Arthur Tarlow has been a director of the company since August 1993. He is an attorney currently of counsel to Meyer, Suozzi, English & Klein, P.C. of Mineola, New York, where he has been practicing for more than 10 years as a specialist in taxation, estates and trusts. He is also a Certified Public Accountant and was a partner in the accounting firm of David Tarlow & company for more than 25 years until August 1995. He is currently a partner in the accounting firm of Tarlow & Tarlow. He is a member of the New York State Bar Association, admitted to practice before the U.S. Tax Court, and a member of the New York State Society of CPAs and the American Institute of Certified Public Accountants.

      Hillel Weinberger has been a director of the company since October 1996. Since 1988, he has been Senior Vice President and Senior Portfolio Manager of Loews/CNA Holdings, a diversified holding company. He is also a director of Applause, Inc., a leading producer of licensed gift items.

      Thomas Allon has been Executive Vice President of the company since November 1994. He has been Publisher of the Manhattan Spirit and Our Town since 1992. From 1990 to 1991 he was Managing/Associate Publisher of the Manhattan Spirit.

      Robert Berkowitz has served as Controller of the company since December 1992. From November 1991 to November 1992, Mr. Berkowitz was a financial and management consultant with Gobstein, Weingarten & Goldfarb, a certified public accounting firm. From August 1989 to November 1991 he was the Chief Accounting Officer for Meringoff Equities, an owner and manager of commercial real estate. From August 1980 to August 1989 he was Vice-President and Controller of the Trump Group, a private investment company specializing in the acquisition and operation of both public and private companies. From 1977 to 1980, he was with the public accounting firm of Price Waterhouse.

      Daniel Rattiner is Publisher and Editor of Dan's Papers, having held these positions since he founded the publication in 1960. He has also been President and a director of DPI since its organization in October 1988.

      Marty Tolchin is publisher and editor-in-chief of The Hill. This capped a 40-year career at the New York Times, including two decades in the Washington Bureau. With his wife Susan he is the co-author of five books, including "To the
Victor: Political Patronage from the Clubhouse to the White House," which was cited in three decisions of the U.S. Supreme Court. Their last two books have been on international trade. Mr. Tolchin has been with The Hill since its inception in September 1994.

      The directors serve until the next annual meeting of stockholders and until their respective successors are elected and qualified. Officers serve at the discretion of the Board of Directors.

      Pursuant to the agreement regarding the sale of the $10 Convertible Preferred Stock, the company's Board of Directors was increased to 16 members, of whom the holders of the $10 Convertible Preferred Stock are entitled to nominate and elect 8 members. Messrs. Bernstein, Dickstein, Nederlander, Ross, Syms and Weinberger are the Board designees of the holders of the $10 Convertible Preferred Stock. There are presently three vacancies on the board of directors due to the death of Sydney Gruson on March 1, 1998, the death of another former director, Eric Breindel, on February 28, 1998 and the resignation of John H. McConnaughy, Jr. effective April 1998. See "Description of Securities
- Preferred Stock - $10 Convertible Preferred Stock."

Committees of the Board of Directors

     The Board currently has three committees: (i) Executive Committee; (ii) Audit Committee; and (iii) Compensation Committee.

     The Executive Committee is comprised of Messrs. Ross, Finkelstein and Schenkler. Mr. Ross serves as Chairman of the Executive Committee.

     The Audit Committee is comprised of Messrs. Nederlander and Tarlow.

      The Audit Committee recommends the independent accountants appointed by the Board to audit the financial statements of the company, which includes an inspection of the books and accounts of the company, and reviews with such accountants the scope of their audit and their report thereon, including any questions and recommendations that may arise relating to such audit and report or the company's internal accounting and auditing system procedures. The composition of the Audit Committee complies with the independent director requirements of Nasdaq.

     The Compensation Committee is comprised of Messrs. Catsimatidis and Tarlow. The function of the Compensation Committee is to review and approve the compensation of executive officers and establish targets and incentive awards under incentive compensation plans of the company. The Compensation Committee reports to the Board.

Executive Compensation

Summary Compensation Table

      The following table sets forth information for each of the fiscal years ended November 30, 1997, 1996 and 1995 concerning compensation of (i) all individuals serving as the company's executive officers during the fiscal year ended November 30, 1997; and (ii) each other executive officer of the company whose total annual salary and bonus exceeded $100,000 in fiscal 1997:


                    SUMMARY COMPENSATION TABLE
                                                             Long-Term
                                                  Other      Compensation
                            Annual Compensation   Annual      Awards
                                                  Compensation
                           --------------------------------------------
                                   Salary  Bonus              Options
Name and Principal          Year    ($)     ($)      ($)        (#)
Position
                           --------------------------------------------

Jerry Finkelstein,          1997  195,000  ---       ---        ---
Chairman of the Board of    1996  195,000  ---       ---        3,334
the company                 1995  195,000  ---       ---      120,000

Wilbur L. Ross, Jr.,        1997  $1       ---       ---        ---
Chief Executive Officer     1996  $1       ---       ---       66,667

Michael Schenkler,          1997  158,197  ---       ---        ---
President of the company    1996  154,621  30,000    ---        3,334
and officer of              1995  150,000  ---       ---        3,334
subsidiaries

Thomas Allon, Executive     1997  84,141   45,000    ---        ---
Vice President of the       1996  82,341   45,000    ---        ---
company                     1995  80,885   45,000    ---        ---

Daniel Rattiner,            1997  133,770  81,000    ---        ---
Publisher, Editor and       1996  130,869  110,235   15,000(1)  ---
President of Dan's          1995  127,813  61,169    15,000(1)  ---
Papers, Inc.


---------------------
     (1) Mr. Rattiner is entitled to receive an aggregate of $15,000 per year for discounted trade-sale merchandise from advertisers (who provide such merchandise to Mr. Rattiner in lieu of paying the company for advertising). Beginning in November 1997, Mr. Rattiner became entitled to a new leased or purchased automobile every two years, having a value not in excess of $40,000, and a new leased portable computer every two years, having a value not in excess of $4,000.

                 AGGREGATE YEAR-END OPTION VALUES
                        (November 30, 1997)

               Number of unexercised options at     Value of unexercised
                    fiscal year-end (#)             in-the-money options at
                                                    year-end ($)
Name                Exercisable  Unexercisable    Exercisable Unexercisable
----                -----------  -------------    ----------- -------------

Wilbur L. Ross      66,667                             0
Michael Schenkler   47,500         ---                 417        ---
Jerry Finkelstein  232,500         ---                 417        ---
Daniel Rattiner     11,667         ---                 0          ---


Employment Agreements

      Pursuant to an employment agreement entered into by the company and Michael Schenkler as of October 15, 1994, and terminating October 14, 1999, Mr. Schenkler is employed as President of the company and President of Tribco. The employment agreement provides for a base salary of $150,000 per year (subject to cost-of-living increases) and such annual bonuses as the Board of Directors of the company may determine in its sole discretion. The agreement requires Mr. Schenkler to protect confidential information of the company and restricts him from engaging in certain competitive activities during the term of his employment and for one year thereafter.

      Pursuant to an employment agreement between DPI and Daniel Rattiner terminating in 2007, Mr. Rattiner earns a base salary from DPI of $134,000 per year, adjusted for increases in the consumer price index after 1997, plus a bonus in each fiscal year based on net profits (as defined) of DPI and fringe benefits totaling approximately $37,000 annually. Mr. Rattiner may terminate his employment at any time. Mr. Rattiner has pledged to keep secret DPI's confidential matters and, in the event he leaves the employ of DPI, not to compete with DPI for specific periods of time, depending on the reasons for his separation.

      Pursuant to an amended and restated employment agreement entered into by the company and Jerry Finkelstein as of August 20, 1993, and terminating on August 19, 2003, Mr. Finkelstein is employed as Chairman of the Board of Directors of the company at an annual salary of $195,000. Mr. Finkelstein may also be paid annual bonuses at the discretion of the Board, based upon such factors as the company's results of operations and transactions involving the company which are introduced to the company by Mr. Finkelstein or in which he is otherwise involved on behalf of the company. The company also provides Mr. Finkelstein with medical and other benefits and perquisites. Mr. Finkelstein may terminate the agreement at any time on at least 10 days' notice to the company. In the event of his permanent disability or death, salary and bonuses shall continue to be paid to him or the legal representative of his estate until the end of the term of the agreement.

      The  company  has  no  established  compensation   arrangements  with  its
directors. See "Directors' and Officers' Options," below.


Directors' and Officers' Options

      On August 17, 1993, the Board adopted a Discretionary Directors and Officers Stock Option Plan (the "Discretionary Option Plan") pursuant to which, as amended, the Board may award options to purchase an aggregate of 500,000 shares of Common Stock to directors and officers of the company and its subsidiaries which shall be exercisable at the market price on the date of grant for periods, and under conditions, specified by the Board in such grants. Options under the Discretionary Option Plan are non-qualified and non-incentive options for purposes of income taxation and are not intended to qualify under
Section 422A of the Internal Revenue Code of 1986. No grants were made under the Discretionary Option Plan during the fiscal year ended November 30, 1997.

      On August 17, 1993, the Board also adopted a Non-Discretionary Directors Stock Option Plan (the "Non-Discretionary Option Plan") pursuant to which each director was granted on August 17, 1993 and is granted each anniversary thereof on which he or she continues to be a director, a five-year option to purchase 3,333 shares of Common Stock at the market price on the date of grant. The Non-Discretionary Option Plan also provides that any person becoming a director within the six months after any August 17, 1998 will be granted an option for 3,333 shares on the date he or she becomes a director. Pursuant to the Non-Discretionary Option Plan, each person who was a director of the company (other than Mr. Ackerman) on August 17, 1996 received a grant of an option to purchase 3,333 shares of Common Stock exercisable at $4.875 per share and each person who became a director on October 28, 1996 received a grant of an option to purchase 1,666.67 shares of Common Stock exercisable at $6.75 per share. The latter grants completed the grants that may be made under the Non-Discretionary Option Plan.


                       CERTAIN TRANSACTIONS

      The company has the option, in certain circumstances, to acquire Mr. Rattiner's shares in DPI. In addition, Mr. Rattiner can require the company to purchase his 20% interest in DPI at any time for a price equal to 20% of DPI's retained earnings (if any) plus the greater of $200,000 or 20% of DPI's gross collected revenues (after deduction of advertising agency commissions) for the full fiscal year prior to the year in which notice is given.

      DPI leases from Mr. Rattiner 1,910 square feet of office space at an annual rate of $38,200 (plus cost-of-living adjustments) in a building on Montauk Highway, Bridgehampton, New York, for a term of ten years terminating in October 2008. Pursuant to the lease, the company has agreed to an increased rental amount if Mr. Rattiner expands the building. DPI has the option to renew the lease for one additional 5 year term.

      Rothschild Inc., of which Wilbur L. Ross, Jr. is Senior Managing Director and Sydney Gruson, a deceased former director of the company, was Senior Advisor, furnished investment banking services to the company in connection with the issuance and sale of the company's $10 Convertible Preferred Stock and associated warrants. In consideration for such services, the company issued Rothschild Inc. 16,668 shares of Common Stock, valued at $6.00 per share.

      On November 5, 1997, DPI and the company entered into the Rothschild Recovery Fund Loan Agreement with Rothschild Recover Fund L.P. ("RRF") pursuant to which DPI borrowed $1,500,000 from RRF pursuant to a promissory note bearing interest payable monthly at the rate of 9.75% per annum and with a maturity date of December 31, 1998. The maturity date of the loan has been extended to January 31, 2000. The note is secured by a lien on all of DPI's assets and is guaranteed by the company. In addition, in connection with the execution of the RRF Loan Agreement, the company issued to RRF a five-year warrant to purchase 100,000 shares of Common Stock of the company at an initial exercise price of $6.75 per share, subject to adjustment. Wilbur L. Ross, Jr. is Chairman of RRF.

      In May 1996, the company, Tribco and Access obtained a $1,000,000 loan from D. H. Blair Investment Banking Corp. ("DHBIB"), a principal stockholder of the company. The loan is repayable on June 21, 1999 and bears interest at the rate of 8.5% per annum payable quarterly. The loan is secured by a security interest granted by the borrowers to DHBIB on all of their personal property and fixtures and by a pledge made by the company to DHBIB of all of the outstanding common stock of Tribco and Access. As additional consideration for the loan, the company issued DHBIB a five-year warrant to purchase 66,667 shares of Common Stock at an initial exercise price of $7.50 per share, subject to adjustment.

      Effective May 17, 1996, the company entered into an agreement with DHBIB pursuant to which DHBIB was engaged as a non-exclusive financial advisor and investment banker to the company. As an inducement to DHBIB's providing such services, the company issued DHBIB a five-year warrant to purchase 133,000 shares of Common Stock at an initial exercise price of $7.50 per share, subject to adjustment.

      Gristede's and Red Apple Markets, supermarket chains that are owned by Red Apple Group, Inc., of which Mr. Catsimatidis is Chairman, and Sloan's Supermarkets, Inc., of which Mr. Catsimatidis is Chairman, advertise in various of the company's publications and also utilize various of the company's printing services. Such advertising and printing services are charged at the company's standard rates and totaled approximately $25,300 during the fiscal year ended November 30, 1997.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding ownership of News Communications' Common Stock, as of November 12, 1998, and as adjusted to reflect the sale of the shares offered hereby by each person known to the company to own beneficially more than 5% of the outstanding Common Stock, by each person who is a director of the company, by each executive officer of the company listed in the Summary Compensation Table and by all directors and officers of the company as a group.


                                                       Percentage and Nature of Beneficially Owned
                           No. Shares of Common Stock  Before Offering(1)(3)  After Offering (2)
                           --------------------------  --------------------   ------------------

Gary Ackerman                      128,881 (4)              4.7%                    2.8%
218-14 Northern Boulevard
Bayside, NY  11432

Thomas Allon                        61,666 (5)              2.2%                    1.3%
174-15 Horace Harding Expressway
Fresh Meadows, NY  11365

Carl Bernstein
35 East 84th Street
New York, NY  10028                  1,667 (5)               *                       *

John Catsimatidis
832 11th Avenue
New York, NY  10019                 18,333 (5)               *                       *

Mark Dickstein
120 East End Avenue
New York, NY  10028                61,667 (5)(6)            2.2%                     1.3%

Jerry Finkelstein
150 East 58th Street
33rd Floor
New York, NY  10158                496,501 (5)(7)           16.7%                    10.8%

Andrew J. Maloney
1 World Trade Center
New York, NY  10001                17,667 (5)               *                        *

Robert E. Nederlander
570 Park Avenue                    39,333 (5)(6)            1.4%                     *
New York, NY  10022

Daniel Rattiner
26 Three Mile Harbor
Hog Creek Road
East Hampton, NY  11932            56,103 (5)(8)            2.0%                     1.2%

Wilbur L. Ross, Jr.
1251 Avenue of the Americas
New York, NY 10020                 190,000 (5)(6)(9)        6.5%                     4.1%


                                      -30-



Michael Schenkler
174-15 Horace Harding Expressway
Fresh Meadows, NY  11365           151,756 (5)(10)          5.4%                     3.3%

Andrew J. Stein
625 Madison Avenue
New York, NY  10022                60,000 (5)               2.2%                     1.3%

Sy Syms
Syms Way
Secaucus, NJ  07094                61,667 (5)(6)            2.2%                     1.3%

Arthur Tarlow
1505 Kellum Place
Mineola, NY  11501                 26,572 (5)               *                         *

Hillel Weinberger
667 Madison Avenue
New York, NY  10021                73,667 (5)(6)            2.6%                     1.6%

Melvyn I. Weiss
One Pennsylvania Plaza
New York, New York  10119          178,133                  6.5%                     3.9%

J. Morton Davis
D.H. Blair Holdings, Inc.
D.H. Blair Investment Banking Corp.
44 Wall Street
New York, NY  10005                890,743 (11)             30.2%                    19.4%

All Directors and Executive
Officers as a Group (17 persons)   1,434,668 (5)(12)        39.5%                    31.2%

-------------------------

      *    Less than one percent.

      (1) Based upon 2,786,125 shares of Common Stock outstanding on November 12, 1998.

      (2)  Based upon 6,569,125 shares outstanding.

      (3) Based upon information furnished by the persons listed. Except as otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares listed.

      (4) Includes 1,778 shares owned by Mr. Ackerman's children for whom Mr. Ackerman is custodian.

      (5) Includes the following numbers of shares purchasable upon the exercise of presently exercisable options and warrants: Mr. Bernstein--1,667; Mr. Allon-- 20,555; Mr. Catsimatidis--18,333; Mr. Dickstein--28,333; Mr. Finkelstein--232,500; Mr. Maloney--17,667; Mr. Nederlander--15,000; Mr. Rattiner--11,667; Mr. Ross--121,667; Mr. Schenkler--47,500; Mr.
           Stein--43,333; Mr. Syms--28,333; Mr. Tarlow--22,500;
           Mr.  Weinberger--33,667.

      (6) Includes the following numbers of shares issuable upon conversion of shares of $10 Convertible Preferred
           Stock: Mr. Dickstein--33,333; Mr. Nederlander--16,667;
           Mr. Ross--66,667; Mr. Syms--33,333; Mr.
           Weinberger--40,000.

      (7) Includes (i) 9,945 shares owned by The Jerry Finkelstein Foundation, Inc., of which Mr. Finkelstein is President, and (ii) 66,667 shares owned by Mr.
           Finkelstein's wife.

      (8) Includes (i) 167 shares owned by Mr. Rattiner's wife and (ii) 600 shares issuable upon conversion of the company's 10% Preferred Stock.

      (9) Does not include (i) 16,667 shares owned by Rothschild Inc. and (ii) 16,667 shares issuable upon conversion of shares of $10 Convertible Preferred Stock owned by Rothschild North America Inc. ("RNA"), (iii) 13,333 shares issuable upon exercise of warrants owned by RNA, and (iv) 100,000 shares issuable upon exercise of warrants owned by the Rothschild Recovery Fund L.P.
           Mr. Ross disclaims beneficial ownership of all of such shares.

      (10) Includes (i) 3,000 shares that are issuable upon conversion of the company's 10% Preferred Stock; and (ii) 13,678 owned by Mr. Schenkler's wife as custodian for two minor children of which Mr. Schenkler disclaims beneficial ownership.

      (11) Includes (i) 622,538 shares of Common Stock and warrants to purchase 207,867 shares owned by D.H. Blair Investment Banking Corp. ("DHBIB"), a wholly-owned subsidiary of D.H. Blair Holdings, Inc. ("Blair Holdings"), of which J. Morton Davis is a stockholder and director, (ii) 20,638 shares owned by Rivkalex Corporation ("Rivkalex"), a private corporation owned by Rosalind Davidowitz, Mr. Davis's wife, (iii) 29,867 shares of Common Stock owned by Rosalind Davidowitz and
           (iv) 9,833 shares of Common Stock issuable upon exercise of 1,967 shares of $10 Convertible Preferred Stock. Mr. Davis, Blair Holdings and DHBIB expressly disclaim beneficial ownership of all securities held by Rivkalex and Rosalind Davidowitz.

      (12) Includes shares  issuable upon exercise of the options  referenced in
           (5) above, conversion of the $10 Convertible Preferred Stock referenced in (6) above, as well as 7,500 shares issuable to Mr.
           Robert Berkowitz, Chief Financial Officer and Controller of the company, upon exercise of presently exercisable stock options.


                     DESCRIPTION OF SECURITIES

      News Communications is presently authorized to issue 100,000,000 shares of Common Stock, and 500,000 shares of Preferred Stock.


Common Stock

      The holders of shares of Common Stock have equal, ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board, and are entitled to share ratably in all of the assets of the company available for distribution to holders of Common Stock upon the liquidation, dissolution or winding up of the affairs of the company. Holders of Common Stock do not have preemptive, subscription or conversion rights to purchase or subscribe to securities of the company. Holders of Common Stock are entitled to one vote per share on all matters which stockholders are entitled to vote upon at all meetings of stockholders. There is no cumulative voting. Thus, the holders of more than 50% of the shares voting for election of directors can elect all the members of the Board of Directors who are elected by the holders of Common Stock and can decide any question brought before the stockholders requiring approval by a simple majority of the holders of Common Stock. In such event, the holders of the remaining shares of Common Stock will not be able to elect any directors or carry out any other matter brought before the stockholders.


Rights Description

      News Communications is granting on the date hereof to holders of its Common Stock and Convertible Preferred Stock the right to purchase a minimum of one and a maximum of two share(s) of the company's Common Stock. The rights are each exercisable at a price of $1.50 per share. The offering will terminate and the rights will expire at 5:00 p.m., New York City time, on the Expiration Date, which is ______________, 1998. After the Expiration Date, unexercised rights will be null and void. For more information about the rights and the offering process, reference should be made to "The Offering."

Preferred Stock

      The Articles of Incorporation of News Communications authorize the issuance of 500,000 shares of Preferred Stock. The Board of Directors is authorized to issue shares of Preferred Stock from time to time in one or more series and, subject to the limitations contained in the Articles of Incorporation and any limitations prescribed by law, to establish and designate any such series and to fix the number of shares and the relative rights, conversion rights, voting rights and terms of redemption (including sinking fund provisions) and liquidation preferences. Issuance of Preferred Stock, could, under certain circumstances, have the effect of delaying or preventing a change in control of the company and may adversely affect the rights of holders of Common Stock such as by placing restrictions upon payments of dividends to holders of Common Stock or by diluting the voting power of such holders. The company has no present plans to issue any additional shares of Preferred Stock other than the four series of Convertible Preferred Stock presently authorized. Reference is made to the resolutions of the Board of Directors fixing the terms of the Convertible Preferred Stock, copies of which have been filed as exhibits to the prior Registration Statements of the company.

      8%, 10% and 12% Convertible Preferred Stock. The Board of Directors has authorized four series of Preferred Stock: 10% Convertible Preferred Stock ("10% Preferred Stock"), of which 26 shares remain outstanding; 8% Convertible Preferred Stock ("8% Preferred Stock"), of which 114 shares are outstanding; 12% Convertible Preferred Stock ("12% Preferred Stock"), of which 200 shares are outstanding; and the $10 Convertible Preferred Stock discussed below. For purposes of paying interest and liquidation preference, the shares of 10% Preferred Stock have a stated value of $5,000 per share, the shares of 8% Preferred Stock and 12% Preferred Stock have stated values of $1,000 per share. At the option of the company, interest on the 10% Preferred Stock may be paid in an equivalent value of shares of Common Stock. Presently, the 10% Preferred Stock, 8% Preferred Stock and 12% Preferred Stock are convertible into shares of Common Stock at the rates of 6,000 shares of Common Stock per share of 10% Preferred Stock, 158.73 shares of Common Stock per share of 8% Preferred Stock and 158.73 shares of Common Stock per share of 12% Preferred Stock. In addition, upon conversion of the 8% Preferred Stock, the holder is entitled to receive 5-year warrants to purchase an equivalent number of shares of Common Stock at an exercise price equal to the per share conversion price.

      $10 Convertible Preferred Stock. The company has 220,000 shares of $10.00 Convertible Preferred Stock ("$10 Convertible Preferred Stock") outstanding. Dividends on the $10 Convertible Preferred Stock are payable at a rate equal to five times the amount of dividends, if any, per share declared and paid by the company on the Common Stock. The holders of the $10 Convertible Preferred Stock are entitled to a liquidation preference of $10 per share.

      Except as hereinafter described, each share of $10 Convertible Preferred Stock is entitled to such number of votes such share would have had if it had been converted into shares of Common Stock (presently one and sixth sevenths of a share) on all matters presented for a vote to holders of Common Stock. So long as at least 100,000 shares of $10 Convertible Preferred Stock are outstanding, the holders of the $10 Convertible Preferred Stock are entitled to nominate and elect one-half of the Board. Any director elected by the holders of the $10 Convertible Preferred Stock may only be removed with cause by the holders of a majority of the $10 Convertible Preferred Stock. During the period that the preceding provisions regarding election of directors are in effect, the holders of the $10 Convertible Preferred Stock shall not be entitled to vote for the election of any other directors.

      The vote of all of the holders of the $10 Convertible Preferred Stock is necessary for authorizing, effecting or validating the amendment, alteration or repeal of any of the provisions of the company's Articles of Incorporation so as to affect adversely the $10 Convertible Preferred Stock. So long as at least 100,000 shares of $10 Convertible Preferred Stock are outstanding, the vote of a majority of the holders thereof (or such greater amount as may be required by law), shall be necessary for authorizing (i) the merger or consolidation of the company into or with any other corporation, (ii) the sale of all or substantially all of the assets of the company or (iii) the issuance of any other class of stock having parity with the $10 Convertible Preferred Stock.

      The shares of $10 Convertible Preferred Stock are convertible at any time into shares of Common Stock, initially at the rate of 1.667 shares of Common Stock per share of $10 Convertible Preferred Stock, subject to adjustment in the event of subdivisions or splits of the Common Stock or recapitalization or reclassification thereof or upon the sale of Common Stock at a price less than the then current conversion price. The holders of the $10 Convertible Preferred Stock have no preemptive rights. Upon the request of holders of at least 40% of the outstanding shares of $10 Convertible Preferred Stock made on or prior to October 27, 2001, the company, is required to register the Common Stock issuable upon conversion of $10 Convertible Preferred Stock. During such period, the holders of the $10 Convertible Preferred Stock also have the right to have such shares of Common Stock included in any registration statement filed by the company under that Act, subject to certain restrictions. These rights have been waived in connection with the registration statement of which this Prospectus is a part.


Transfer and Warrant Agent

      The company's Transfer Agent is Continental Stock Transfer & Trust company, 2 Broadway, New York, New York 10004.


                   INDEMNIFICATION AND INDEMNITY

      Under the Nevada General Corporation Law, as amended, a director, officer, employee or agent of a Nevada corporation may be entitled to indemnification by the corporation under certain circumstances against expenses, judgments, fines and amounts paid in settlement of claims brought against them by a third person or by or in right of the corporation.

      News Communications is obligated under its Articles of Incorporation to indemnify any of its present or former directors who served at the company's request as a director, officer or member of another organization against expenses, judgments, fines and amounts paid in settlement of claims brought against them by a third person or by or in right of the corporation if such director acted in good faith or in a manner such director reasonably believed to be in, or not opposed to, the best interests of the company and, with respect to any criminal action or proceeding, if such director had no reason to believe his or her conduct was unlawful. However with respect to any action by or in the right of the company, the Articles of Incorporation prohibit indemnification in respect of any claim, issue or matter as to which such director is adjudged liable for negligence or misconduct in the performance of his or her duties to the company, unless otherwise ordered by the relevant court. The company's Articles of Incorporation also permit it to indemnify other persons except against gross negligence or willful misconduct.

      The company is obligated under its bylaws to indemnify its directors, officers and other persons who have acted as a representatives of the company at its request to the fullest extent permitted by applicable law as in effect from time to time, except for costs, expenses or payments in relation to any matter as to which such officer, director or representative is finally adjudged derelict in the performance of his or her duties, unless the company has received an opinion from independent counsel that such person was not so derelict.

      The Nevada General Corporation Law, as amended, also permits a corporation to limit the personal liability of its officers and directors for monetary damages resulting from a breach of their fiduciary duty to the corporation and its stockholders. The company's Articles of Incorporation limit director liability to the maximum extent permitted by the Nevada General Corporation Law, which presently permits limitation of director liability except for a director's acts or omissions that involve intentional misconduct, fraud or a knowing violation of law and for a director's willful or grossly negligent violation of a Nevada statutory provision that imposes personal liability on directors for improper distributions to stockholders. As a result of the inclusion in the company's Articles of Incorporation of this provision, the company's stockholders may be unable to recover monetary damages against directors as a result of their breach of their fiduciary duty to the company and its stockholders. This provision does not, however, affect the availability of equitable remedies, such as injunctions or rescission based upon a breach of fiduciary duty by a director.

      The company currently maintains director and officer liability insurance in the amount of $1,000,000 for the benefit of its officers and directors.

      The foregoing indemnification obligations are broad enough to permit indemnification with respect to liabilities arising under the Securities Act. Insofar as the company may otherwise be permitted to indemnify its directors, officers and controlling persons against liabilities arising under the Securities Act or otherwise, the company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                  SHARES ELIGIBLE FOR FUTURE SALE

      News Communications currently has 2,735,791 shares of Common Stock outstanding. In addition, 447,259 shares of Common Stock are currently issuable upon conversion of outstanding shares of Preferred Stock. Of this amount, approximately 50,000 shares are "restricted" securities as that term is defined under Rule 144 promulgated under the Securities Act of 1933. Of the restricted shares none have been held for at least two years.

      Under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the company (or persons whose shares are aggregated), who has owned restricted shares of Common Stock beneficially for at least one year, is entitled to sell, within any three month period, a number of shares that do not exceed the greater of 1% of the total number of outstanding shares of the same class or the average weekly trading volume during a specified four-week period preceding the sale. A person who has not been an affiliate of the company for at least 3 months and who has beneficially owned shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to such volume limitations.

      The company is unable to predict the effect that sales made under Rule 144, or pursuant to other exemptions under the Securities Act of 1933, may have on the then prevailing market price of the Common Stock.

      As of the date of this Prospectus, without taking into effect the securities offered hereby, there were immediately exercisable options and warrants which, upon exercise, would enable their holders to purchase up to 1,132,667 of Common Stock at prices ranging from $3.75 to $9.38 per share and exercisable over periods of up to ten years.


                           LEGAL MATTERS

      The legality of the securities being offered hereby will be passed upon for the company by Piper & Marbury L.L.P., New York, New York.


                              EXPERTS

      The consolidated balance sheet as of November 30, 1997 and the consolidated statements of income, stockholders' equity, and cash flows for the years ended November 30, 1997 and 1996, included in this Prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP
(formerly Coopers & Lybrand L.L.P.) independent accountants, given on the authority of that firm as experts in accounting and auditing.


                       CHANGE IN ACCOUNTANTS

      Moore Stephens, P.C. (formerly named Mortenson & Associates, P.C.) served as independent auditors of the company for the fiscal years ended November 30, 1994 and 1995 and until February 3, 1997. On February 3, 1997, Moore Stephens, P.C. was dismissed by the company because it was determined by the company that its best interests would be served by retaining PricewaterhouseCoopers LLP The decision to change auditors was approved by the Audit Committee of the company's Board of Directors. The report of Mortenson & Associates, P.C. dated March 27, 1996, relating to the financial statements of the company as of November 30, 1995 and for the two years then ended contained a statement regarding uncertainty about the company's ability to continue as a going concern. During the company's two most recent fiscal years and the subsequent interim period preceding such dismissal, there were no disagreements between the company and

Moore Stephens, P.C. on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures.

      PricewaterhouseCoopers LLP served as independent auditors of the company for the fiscal years ended November 30, 1996 and November 30, 1997 and until October 9, 1998. On October 9, 1998, PricewaterhouseCoopers LLP declined to stand for reelection as the independent accountants of the company. During the company's two most recent fiscal years and the subsequent interim period there were no disagreements between the company and PricewaterhouseCoopers LLP on any matters of accounting principles or practices, financial disclosure statements or auditing scope or producers.

      On October 30, 1998 the company engaged BDO Seidman, LLP as independent accountants to audit its financial statements beginning with the fiscal year ending November 30, 1998.

            NEWS COMMUNICATIONS, INC. and SUBSIDIARIES


            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              Page
                                                              ----

Report of Independent Accountants.........................    F-2

Consolidated Balance Sheets as of November 30, 1997
     and August 31, 1998 (unaudited)......................    F-3

Consolidated  Statements of Operations for the years
     ended November 30, 1997 and 1996  and  for  the
     nine   months   ended   August  31,   1997  and
     1998 (unaudited).....................................    F-4

Consolidated Statements of Cash Flows for the years ended
      November 30, 1996 and 1997 for the nine months ended
      August 31, 1997 and 1998 (unaudited)................    F-5

Consolidated Statements of Stockholders' Equity for the
      years ended November 30, 1996 and 1997 and for
      the nine months ended August 31, 1998 (unaudited)...    F-6

Notes to Consolidated Financial Statements................    F-8

                 REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of News Communications, Inc.
Fresh Meadows, New York

      We have audited the accompanying consolidated balance sheet of News Communications, Inc. and Subsidiaries as of November 30, 1997, and the related consolidated statement of operations, stockholders' equity, and cash flows for the years ended November 30, 1997 and 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of News Communications, Inc. and Subsidiaries as of November 30, 1997, and the consolidated results of their operations and their cash flows for the years ended November 30, 1996 and 1997, in conformity with generally accepted accounting principles.

PricewaterhouseCoopers & Lybrand LLP


New York, New York
May 15, 1998

            NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS


                                  November     August
                                   30, 1997    31, 1998
                                 ----------    -----------
                                              (Unaudited)
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents...   $  424,620  $  199,634
   Accounts receivable, less
      allowances for doubtful
      accounts of $849,530 in
      November 1997 and
      $1,282,304
      in August 1998...........    3,479,269   3,574,031
   Due from related parties....       27,613      38,610
   Other.......................      176,738     214,468
                                  -----------  ----------
      Total current assets.....    4,108,240   4,026,743
INVESTMENT IN UNCONSOLIDATED
   ENTITIES....................       72,242     249,729
PROPERTY AND EQUIPMENT (at
   Cost), Net..................      399,364     382,209
OTHER ASSETS:
   Goodwill, Net...............    3,481,766   3,271,629
   Other, Net..................       81,267      58,106
                                  -----------  ----------
TOTAL ASSETS...................    8,142,879    7,988,416
                                  ===========  ==========

LIABILITIES AND STOCKHOLDERS'
   EQUITY
CURRENT LIABILITIES:
   Accounts payable............     626,610    1,091,040
   Accrued expenses............   1,166,573    1,315,855
   Accrued payroll and payroll
   taxes.......................      92,516
   Note payable................     900,000     800,000
   Unearned revenue............     137,652     151,129
   Related party short term debt              2,478,834
                                  -----------  ----------
   Due to related party........   1,136,021     103,438
                                  -----------  ----------
      Total current liabilities   4,059,372   5,940,296
NET LIABILITIES OF DISCONTINUED
   OPERATIONS..................      53,908
RELATED PARTY - LONG-TERM DEBT.   1,415,338
COMMITMENTS AND CONTINGENCIES..
MINORITY INTEREST..............     281,474     281,474
STOCKHOLDER'S EQUITY:
   Preferred Stock, $1.00 Par
      Value; 500,000
      shares authorized;
      $2,444,000 aggregate
      liquidation value........     200,340     220,340
   Common Stock, $.01 Par Value;
      100,000,000
      shares authorized;
      8,212,231 shares issued and
      outstanding.............       82,122      83,584
PAID-IN-CAPITAL, PREFERRED STOCK  2,077,025   2,257,025
PAID-IN-CAPITAL, COMMON STOCK..  14,431,905  14,430,444
RETAINED EARNINGS (Accumulated
   deficit).................... (14,049,876)(14,816,018)
LESS:  TREASURY STOCK (at Cost)    (408,729)   (408,729)
                                  -----------  ----------
   Total Stockholder's Equity..   2,332,787   1,766,646
                                  ==========  ==========
TOTAL LIABILITIES AND
   STOCKHOLDER'S EQUITY........ $ 8,142,879  $7,988,416
                                  ========== ==========

          See notes to consolidated financial statements.

                         NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
                            CONSOLIDATED STATEMENTS OF OPERATIONS


                            Year       Year          Nine       Nine
                            Ended      Ended         Months     Months
                            November   November      Ended      Ended
                            30, 1996   30, 1997      August 31, August 31,
                                                       1997       1998
                            ---------  ----------    ---------  ----------
                                                     (Unaudited)(Unaudited)

NET REVENUES.............   $16,614,501 $17,523,952  $13,051,666 $13,654,111
OPERATING EXPENSES:
   Direct Mechanical Costs    6,175,727   5,683,638    4,504,294   4,458,967
   Salaries, Benefits and
       Outside Labor Costs    8,801,931   8,880,694    6,212,264   6,753,411
   Rent, Occupancy &
   Utilities.............       820,299     842,735      658,144     658,691
   Provisions for Doubtful
    Accounts.............     1,360,057   1,013,904      301,250     332,200
   General and
   Administrative........     2,674,163   2,702,444    1,757,274   1,793,030
                              ---------  ----------    ---------  ----------
      Total Operating
      Expenses...........    19,123,415  19,832,177    13,433,226 13,996,299
                              =========  ==========    =========  ==========
OPERATING INCOME (LOSS)
   Before Interest Expense
   and Equity in Loss From
   Unconsolidated Entities   (3,217,676)(1,599,463)     (381,560)   (342,188)
INTEREST EXPENSE.........      (177,471)  (200,948)     (143,101)   (240,173)
INCOME (LOSS) BEFORE
   INCOME TAXES..........    (3,395,147)(1,800,411)
   INCOME TAX PROVISION
   (BENEFIT).............         ---         ---
   EQUITY IN LOSS FROM
   UNCONSOLIDATED ENTITIES                                ---       (160,000)
                            ---------  ----------      ---------   ----------
NET INCOME (LOSS) FROM
   CONTINUING OPERATIONS.   (3,461,587)(1,967,657)     (524,661)    (742,361)
LOSS FROM DISCONTINUED
   OPERATIONS............     (419,841)  (730,585)     (348,168)        ---
GAIN (LOSS) ON DISPOSAL..                (255,973)
                            ----------- ----------     ---------  -----------
NET INCOME (LOSS)           (3,881,428)(2,954,215)     (872,829)   (742,361)
                            =========   ==========     =========  ==========
LOSS PER COMMON SHARE:
   Continuing Operations.   $ (.44)    $     (.24)
   Discontinued Operations  $ (.05)    $     (.12)
      Total Loss Per
      Common Share.......   $ (.49)    $     (.36)     $   (.11)   $   (.09)
WEIGHTED AVERAGE NUMBER
   OF COMMON SHARES
   OUTSTANDING...........   7,991,997  8,132,754      7,952,654   8,191,136
                            =========  ==========     =========  ==========

                         See notes to consolidated financial statements.

                            NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
                              CONSOLIDATED STATEMENTS OF CASH FLOWS

                           Year         Year          Nine         Nine
                           Ended        Ended         Months       Months
                           November     November      Ended        Ended
                           30, 1996     30, 1997      August 31,   August 31,
                           ----------   ----------    1997         1998
                                                      -----------  ----------
                                                      (Unaudited)  (Unaudited)
OPERATING ACTIVITIES:
   Net Income (Loss).....  (3,881,428)  (2,954,215)     (872,829)   (742,361)
   Adjustments to
   reconcile net loss to
   net cash (used for)
   Loss from discontinued
   operations............    419,841      986,558
   Depreciation and
   Amortization..........    497,774      447,462        374,470     428,700
   Provision for doubtful
   accounts..............  1,370,224    1,013,904        301,256     332,200
   Compensation
   recognized related to
   warrants issued.......    128,000          ---            ---         ---
   Amortization of debt
   discount..............     17,333       39,138
   Minority interest.....     66,440      167,246
   Change in Assets and
   Liabilities:
   (Increase) decrease
   in:
      Accounts receivable  (345,658)    (1,227,954)   (1,465,061)  (426,962)
      Other current assets  (63,424)     (26,614)        (7,679)    (37,729)
      Other assets.......     2,929       64,471        (28,869)      7,705
      Related party
      receivable.........   105,233     (13,613)         26,126     (58,247)
   Increase (decrease)
   in:...................
      Accounts payable
      and accrued expenses  (181,351)      395,509        355,829     265,221
      Accrued payroll and
      payroll taxes.......    83,591     (316,076)
      Other current
      liabilities.........   122,653       15,000          4,222      13,477
      Related party payable   30,506       91,000           ---         ---
   Total adjustments.....  2,254,091    1,636,031      (439,712)     524,365
                           ----------   ----------    -----------  ----------
     Net cash  -
      operating
      activities of
      continuing..........(1,627,337)  (1,318,184)   (1,312,541)    (217,996)
                           ----------   ----------    -----------  ----------
INVESTING ACTIVITIES OF
   CONTINUING OPERATIONS:
   Purchase of South
   Shore Publishers, Inc.          -    (421,500)
   Capital expenditures..   (47,626)    (102,658)       (85,090)   (109,289)
   Investment in
   unconsolidated entities        -      (72,242)          ---     (175,986)
                           ----------   ----------    -----------  ----------
   Net cash - investing
   activities - forward..   (47,626)    (596,400)       (85,090)   (285,275)
                           ----------   ----------    -----------  ----------
FINANCING ACTIVITIES OF
   CONTINUING OPERATIONS:
   Proceeds from
   preferred stock.......  2,000,000            -                    200,000
   Proceeds from exercise
   of stock options......     12,500      181,090
   Costs of raising
   capital...............    (18,183)     (39,670)
   Proceeds from exercise
   of warrants and
   underwriter options...     19,500                     131,935
   Principal payments
   on notes payable......   (24,000)    (275,000)      (275,000)   (100,000)
   Dividend on preferred
   stock.................   (41,360)     (35,426)       (17,620)    (23,780)
   Proceeds from notes
   payable............... 1,675,000    1,500,000
                           ----------   ----------    -----------  ----------
   Net cash -
   financing activities
   of continuing
   operations............ 3,623,457    1,330,994      (160,685)      76,220
                           ----------   ----------    -----------  ----------
   Net cash used in
   discontinued operations  508,081      486,677         88,632     202,065
                           ----------   ----------    -----------  ----------
   Net increase
   (decrease) in cash.... 1,440,413    (1,070,267)   (1,469,634)   (224,986)
   Cash  - beginning of
   year..................    54,474    1,494,887      1,546,704     424,620
   Cash - end of year.... 1,494,887      424,620         77,020     199,634
                           ==========   ==========    ===========  ==========
   Supplemental disclosure
    of cash flow
    information:.....
      Cash paid during
      the year for
      interest.......       130,969      189,572         75,674      94,730

See notes to Consolidated Financial Statements

                   NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                       Paid-in                       Paid-in                          Total
                                Preferred              Capital    Common             Capital                          Stock-
                                Stock      Preferred  Preferred   Stock    Common    Common       Retained Treasury   holders'
            The company         (shares)   Stock       Stock     (shares)  Stock     Stock        Deficit  Stock      Equity
    -----------------------------------------------------------------------------------------------------------------------

    BALANCE, NOVEMBER 30,
          1996...............    20,449   $200,449  $ 2,201,690  8,038,039 $ 80,380 $14,062,652 ($11,047,235) $408,729 $5,089,207
       Stock issued in
          connection with
          exercise of
          C warrants.........      ---      ---        ---          90,545     906      140,515      ---       ---      141,421
       Stock issued in
          connection with
          purchase of Nassau.      ---      ---        ---          16,000     160        (160)      ---       ---        ---
       Conversion of 8%
          Convertible
          Preferred
          Stock..............     (103)     (103)    (102,897)       49,047     490      102,510      ---       ---        ---
       Warrants issued in
          connection with
          long term debt.....      ---      ---        ---           ---        ---      91,800      ---       ---       91,800
       Conversion of 10%
          Convertible
          Preferred
          Stock..............      (6)        (6)     (21,768)     10,800     108        21,666      ---       ---        ---

       Stock issued as
          preferred
          dividends..........      ---       ---       ---          7,800      78        12,922     (13,000)   ---        ---

       Dividend on
          preferred stock....      ---       ---       ---            ---     ---         ---       (35,426)   ---      (35,426)

       Net loss..............      ---       ---       ---            ---     ---         ---    (2,954,215)   ---    (2,954,215)
                                =================================================================================================
    BALANCE, NOVEMBER 30,
          1997                   20,340   $ 200,340 $2,077,025  $8,212,231 $82,122 $14,431,905 $(14,049,876) $408,729 $2,332,787
                                =================================================================================================
       Stock issued in
          connection with
          purchase of Nassau.      ---       ---        ---      146,143     1,462   (1,461)        (1)         ---     ---
       Issuance of $10
          Convertible
          Preferred
          Stock..............     2,000      20,000    180,000                                                          200,000
       Dividends on
          preferred stock....      ---       ---        ---          ---     ---        ---       (23,780)              (23,780)
       Net loss..............
                                   ---       ---       ---           ---     ---        ---      (742,361)             (742,361)
                                ==================================================================================================
    BALANCE, AUGUST 31,
          1998 (unaudited)       22,340   $220,340  $2,257,025  $8,358,374 $83,584 $14,430,444 ($14,816,018) $(408,729) $1,766,646
                                ==================================================================================================


                          See notes to consolidated financial statements.

                   NEWS COMMUNICATIONS, INC. and SUBSIDIARIES

     Notes to Unaudited Consolidated Financial Statements at August 31, 1998

A. Basis of Presentation:

      The Consolidated Balance Sheet as of August 31, 1998 and the Consolidated Statements of Operations for the nine-month periods ended August 31, 1998 and August 31, 1997, and the Consolidated Statements of Cash Flows have been prepared by the company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flow have been made. The results for the interim periods are not necessarily indicative of the results for a full year.

      Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been consolidated or omitted. These consolidated financial statements should be read in conjunction with the company's annual report Form 10-KSB for the fiscal year ended November 30, 1997 and the related audited financial statements included therein.

B. Loss per Share:

     Loss per share is based on the weighted average number of shares outstanding during the periods.

C. New Authoritative Accounting Pronouncements:

      The FASB has issued the following standards which principally relate to presentation and disclosure items. While not required to be adopted by the company until 1999, the company does not anticipate that the standards will have a material impact on the company's financial statement presentation or footnote disclosures.
      -SFAS No. 130,  "Reporting Comprehensive Income"
      -SFAS No. 131,  "Disclosures about Segments of an Enterprise and Related
          Information"
      -SFAS No. 132,  "Employers' Disclosure about Pensions and other Post
          Retirement Benefits"

  1.   Organization and Industry Segment:

     News Communications, Inc., a Nevada corporation, is primarily engaged, through various wholly-owned and majority-owned subsidiaries in the publication and distribution of advertiser supported, community oriented newspapers. The company's publishing subsidiaries are Access Network Corp. ("Access"), Manhattan Publishing Corp. ("MPC"), Tribco Incorporated ("Tribco"), Dan's Papers, Inc. ("DPI"), Parkchester Publishing Co., Inc. ("Bronx Press Review"), Nassau Community Newspaper Group, Inc. ("Nassau Newspapers"), Capitol Hill Publishing, Inc. ("Capitol Hill"), Brooklyn Newspaper Publishing, Inc. ("Brooklyn"), West Side Newspaper Corp. ("West Side") and South Shore Publishers, Inc. (South Shore), News Communications, Inc. and Subsidiaries (the "Company") function in one industry segment, that is the news publication business.

      As discussed in Note 20, Manhattan File Publishing, Inc., ("Manhattan File"), the company's only magazine publishing subsidiary, is presented as a discontinued operation

2.    Summary of Significant Accounting Policies:

      Consolidation  - The  consolidated  financial  statements  of the  company include the accounts of the parent company and its wholly-owned and majority-owned subsidiaries. All material intercompany transactions have been eliminated.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates have been made by management with respect to the company's allowance for doubtful accounts, amortization relating to goodwill, depreciation and amortization in connection with property and equipment, and the possible outcome of outstanding litigation among other items. Actual results could differ from those estimates.

      Property and Equipment - All expenditures for betterments and additions are capitalized. Expenditures for normal repairs and maintenance are charged against income as incurred. Depreciation and amortization are provided for financial reporting purposes on the basis of the various estimated useful lives of the assets, using the straight-line method as follows:

                                          Years
                                          -----
           Furniture, fixtures and office
           equipment                      5-10

           Leasehold improvements         Shorter of useful life of asset
                                          or length of lease


      Goodwill - Goodwill represents the excess of the cost of acquired assets over their fair values at dates of acquisition and is being amortized over ten to twenty years on a straight-line basis. The company's policy is to record an impairment loss against the net unamortized cost of goodwill in the period when it is determined that the carrying amount of the asset may not be recoverable. At each balance sheet date, the company evaluates the realizability of goodwill for each subsidiary having a material goodwill balance. This determination is based on an evaluation of such factors as the occurrence of a significant event, a significant change in the environment in which the business operates or if the expected future non-discounted net income of the subsidiary would become less than the carrying amount of the goodwill asset. An impairment loss would be recognized if the unamortized goodwill balance exceeds the non-discounted cash flows of the subsidiaries. Based upon its most recent analysis, the company believes that no impairment of goodwill exists at November 30, 1997.

      Revenue Recognition - Advertising revenues are earned when advertisements appear in the various publications.

      Direct Mechanical Costs - Production- and distribution-related expenses are classified as direct mechanical costs.

      Seasonality - One of the company's publications (which generated approximately 22% and 21% of revenues in fiscal 1997 and 1996 respectively) is a resort-area newspaper, that earns a significant portion of its revenue during the summer months.

      Concentration of Customers - The majority of the company's customers are located in four of the boroughs of New York City, in Nassau County and Eastern Long Island.

      Concentrations of Credit Risk - Financial instruments that potentially subject the company to concentrations of credit risk are cash and accounts receivable arising from its normal business activities. The company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited. The company places its cash with high credit quality financial institutions. The company has not experienced any losses with financial institutions. The amount on deposit in any one institution that exceeds federally insured limits is subject to credit risk. As of November 30, 1997, the company had approximately $425,000 with financial institutions subject to a credit risk beyond the insured amount.

      Reclassifications -Certain prior year amounts have been reclassified to conform to the current year's presentation.

3.    Property and Equipment and Depreciation and Amortization:

      Major classes of property and equipment as of November 30, 1997 are as follows:

      Leasehold improvements:                   281,112
      Computer equipment and software           390,327
      Machinery and equipment                   114,637

      Furniture and fixtures and office
      equipment                                 125,135
      Distribution boxes                         42,634
                                           -------------
      Total - at cost                           953,845
      Less:  Accumulated depreciation and
      amortization                              554,481
                                           -------------
      Property and equipment - net         $    399,364
                                           -------------

Depreciation and amortization expense for the years ended November 30, 1997 and 1996 amounted to $172,593 and $170,740, respectively.

4. Intangible Assets:

      A breakdown of intangible assets at November 30, 1997 is as follows:


                Amortization
                   Period
                   Years           Cost      Amortization     Net
                   -----           ----      ------------     ---
Goodwill           10-20        $5,474,720   $1,992,954   $3,481,766
                             ========================================
Organization
costs               5              $30,184      $17,860      $12,324
                             ========================================

Organization costs are included in the caption "Other Assets" on the balance sheet.

Amortization expense of $289,467 and $314,397 was recognized for the years ended November 30, 1997 and 1996, respectively.

5. Notes Payable

      Short-term payable at November 30, 1997 consisted of a $900,000 loan due on January 5, 1998 at the Bank's prime rate plus 3 percent. The prime rate at November 30, 1997 was 8.5 percent. The Bank has not called the loan subsequent to its due date, and, at its sole option, can continue to extend the due date of the loan. $100,000 of the note was paid in January 1998. All of the Company's accounts receivable are pledged as collateral for the loan.

      Short-term note payable in the amount of $985,333 (net of unamortized discount of $14,667) at November 30, 1997 consisted of a promissory note due to a principal shareholder of the Company. The note is due on May 21, 1998, and has as a stated interest rate of 8.5 percent per annum. Interest is payable quarterly commecing July 1, 1996. As additional consideration for the promissory note, detachable warrants to purchase 200,000 shares of the Company's common stock at $2.50 per share were issued to the lender and, accordingly, $64,000 of the proceeds of the promissory note were allocated to the detachable warrants and included in additional paid-in-capital - common stock. All of the assets of the Company, as well as all of the outstanding common stock of Tribco and Access, are pledged as collateral for the note.

      Long term note payable in the amount of $1,415,338 (net of unamortized discount of $84,662) at November 30, 1997 consisted of a promissory note due to an affiliate of a principal shareholder and officer of the Company. The note is due on December 31, 1998, and has a stated interest rate of 9.75 percent per annum. Interest is payable monthly commencing December 1, 1997. As additional consideration for the note payable, warrants to purchase 300,000 shares of the Company's common stock at $2.25 per share were issued to the lender, and, accordingly $91,800 of the proceeds of the note were allocated to the warrants and included in additional paid-in capital - common stock. The loan was made to DPI, and all of the assets of DPI are pledged as collateral for the note.

6.    Fair Value of Financial Instruments

      Statement of Financial Accounting Standards ["SFAS"] No. 107, "Disclosures about Fair Value of Financial Instruments," and SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," require the disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized in the consolidated balance sheet, for which it is practicable to estimate fair value. The Company's financial instruments include cash and cash equivalents, trade receivables, trade payables, and current and long-term debt. The carrying value of the Company's financial instruments approximates fair value. The fair values of cash and cash equivalents, net accounts receivable, trade payables and short-term debt approximate cost because of the immediate or short-term maturity of these financial instruments. The fair value of long-term debt is estimated based on discounting expected cash flows at rates currently available to the Company with similar risks and maturities.

7. Related Parties:

      Certain company office facilities are leased from an officer of a subsidiary of the company. Rental expense amounted to approximately $58,000 and $49,000 for the years ended November 30, 1997 and 1996, respectively. The lease commitment is adjusted annually based on the consumer price index as of November. The lease term is for ten years with a renewal option of five years. The original lease term expires on November 1, 2008.

      At November 30, 1997, amounts owed to an officer of a subsidiary of the company for a bonus and expenses amounted to approximately $150,000.

      As discussed in Note 5, at November 30, 1997, the company has a short - and long - term note payable due to affiliates of principal stockholders of the company.

      Revenues from related parties amounted to $25,300 and $354,125 during the years ended November 30, 1997 and 1996, respectively.

8. Leases:

      The  company  leases  all  operating  facilities  under  operating  leases expiring through January 2003. Rent expense under operating leases was approximately $541,000 and $512,000 for years ended November 30, 1997 and 1996, respectively.

      The  future  minimum  payments  under   non-cancelable   operating  leases
consisted of the following at November 30, 1997:

                    Fiscal Year Ending             Operating
                        November 30,                  Leases
                    ------------------             ---------

                         1998                     $ 487,229

                         1999                       375,923

                         2000                       243,911

                         2001                        58,842

                         2002                        46,675
                                                 ----------

                                                 $1,212,580
                                                 ==========

The operating leases also provide for cost escalation payments and payments for maintenance and real estate taxes. The company has options to renew certain leases for additional five-year terms.

9.    Commitments and Contingencies:

      A subsidiary of the company has indemnified two former employees and a director from adverse judgments and legal fees arising in connection with certain legal actions, except such adverse judgments as may be based on claims that allege or involve wrongful conduct by said former employees and director.

      The company has an employment agreement expiring in 2007 with the President of DPI. The agreement stipulates an annual salary of $10,000 greater than his base salary for the fiscal year beginning December 1, 1997 (base salary at December 1, 1997 was $134,000), adjusted for increases in the consumer price index, plus a bonus in each fiscal year based on net profits (as defined) of DPI, and fringe benefits totaling approximately $37,000 annually.

      The President of DPI has a put option that requires the company to buy his 20 percent interest of DPI for a price equal to 20 percent of the retained earnings, if any, of DPI plus the greater of $200,000 or 20 percent of gross collected revenues [net of agency commissions] for the full fiscal year prior to exercise of the option. At November 30, 1997, the value of the put option based on the aforementioned formula was approximately $1 million. The option is related to the 1988 acquisition of DPI by the company.

      The company has an employment contract, through October 14, 1999, with its President. The contract stipulates an annual base salary of $150,000 plus bonuses as determined by the board of directors.

      In August 1993, the Chairman of the Board entered into a five-year employment agreement with the company. In October 1996, the agreement was amended to extend the employment period through August 2003. The agreement calls for an annual salary of $195,000 and certain other benefits. Stock options for 300,000 shares of the company's Common Stock at an exercise price of approximately $2.38 per share expiring on August 31, 1998 were awarded to the Chairman in connection with the agreement. At his request, the company will also provide the Chairman of the Board with medical and other benefits and perquisites, including reimbursement for expenses relating to maintenance of appropriate office space for him, including rent and secretarial costs. The Chairman of the Board may terminate the agreement at any time on at least 10 days' notice to the company. In the event of his permanent disability or death, amounts of salary and bonuses shall continue to be paid to him or the legal representative of his estate until the end of the term of the agreement.

      The Publisher of Brooklyn has an employment agreement expiring in August 1999. The agreement stipulates an annual salary of $60,000, plus increases and bonuses based upon the net profits (as defined) of Brooklyn.

      Certain holders of options, warrants and stock of the company have received registration rights with respect to the securities held by or issuable to them. These registration rights could result in substantial future expense to the company and could adversely affect any future equity or debt financing.

10.   Legal Proceedings:

      An action entitled Tracey Robinson v. The Hill, News Communications, Inc., and Media Venture Group, Inc., was initiated in September 1996 in the United States District Court for the District of Columbia in which the Plaintiff, a former national advertising executive for Capitol Hill, has alleged race discrimination and retaliation in connection with her discharge and claims compensatory and punitive damages of $5.2 million. The case was tried to a jury and resulted in an adverse determination of liability to the company in the amount of $100,000, which has been recorded in the period ended November 30, 1997. No appeal has been taken from that finding. The plaintiff has requested an award of fees and costs in the approximate amount of $150,000, which the company is vigorously opposing.

      Management of the company is unable to predict or determine the final outcome of the aforementioned proceeding or whether the resolution of the matters could materially affect the company's financial position, results of operations, or liquidity.

11.   Common Stock:

      At November 30, 1997, the company has approximately 8,293,000 shares of common stock reserved for issuance upon conversion of outstanding preferred stock and exercise of options and warrants. In addition, the company had reserved for issuance 146,143 shares of common stock (valued by the company at approximately $320,000) in connection with the company's 1993 acquisition of the Nassau Newspapers. In March 1998 the shares were issued; however, 36,572 have been placed in escrow for delivery in December 1998.

10.   Preferred Stock:

      Preferred Stock at November 30, 1997 consisted of the following:

       10% non-voting convertible preferred         $     26
       stock, 1,250 shares authorized; 26
       issued and outstanding, $500 per share
       per annum cumulative dividends,
       $130,000 liquidation value

       8% convertible preferred stock, 500               114
       shares authorized, 114 issued and
       outstanding, $80 per share per annum
       cumulative dividends, $114,000
       liquidation value

       12% convertible preferred stock, 200              200
       shares authorized, 200 shares issued
       and outstanding, $120 per share per
       annum cumulative dividends, $200,000
       liquidation value

       $10 convertible preferred stock,              200,000
       200,000 shares authorized, issued and
       outstanding, $2,000,000 liquidation
       value

     (a) The 10% Non-voting Convertible Preferred Stock is redeemable at the option of the company, under certain circumstances. The holders can convert their shares of preferred stock into shares of common stock at the rate of 6,000 shares of common stock for each share of preferred stock, subject to standard anti-dilution provisions.

     In October 1996, the company distributed 10,624 shares of its common stock in payment of a $500 dividend per share due holders as of September 19, 1996 on each of the 32 shares of 10% Non-voting Convertible Preferred Stock. As a result, common stock at par increased by $106, additional paid-in-capital - common stock was increased by $15,894 and retained earnings decreased by $16,000.

     (b) The 8% Convertible Preferred Stock and the 12% Convertible Preferred Stock may be redeemed, in whole or in part, at the option of the company for a redemption price equal to the liquidation preference of $1,000 per share plus accrued and unpaid dividends. The holders of the 8% and 12% Convertible
Preferred Stock may convert each share, at any time, into shares of common stock. The number of shares of common stock into which each share of preferred stock may be converted shall be obtained by dividing $1,000 by a conversion price of $2.10, which is subject to standard anti-dilution provisions. The 8% and 12% Convertible Preferred Stock have no voting rights except if the company is in default of four consecutive dividend payments, then holders are entitled to vote.

     During 1997, holders of the company's 8% Convertible Preferred Stock converted 103 shares into 49,047 shares of common stock and 49,047 five-year warrants to purchase common stock exercisable at $2.10 per share. As a result, common stock at par increased by $490, additional paid-in-capital - common stock increased by $102,510, preferred stock at par decreased by $103 and additional paid-in-capital - preferred stock decreased by $102,897.

     During the years ended November 30, 1997 and 1996, cash dividends totaling $35,426 and $41,360, respectively were paid to the holders of the 8% Convertible Preferred Stock and the 12% Convertible Preferred Stock.

     (c) In October 1996, the company entered into an agreement with a group of investors to which the company issued 200,000 shares of a newly designated $10.00 Convertible Preferred Stock and warrants to purchase 266,000 shares of common stock at $6.00 per share [See Note 15] for an aggregate consideration of $2,000,000. The holders of $10 Convertible Preferred Stock, acting as a single class, are entitled to nominate and elect, at all times, one-half of the total number of directors of the company.

     Dividends on the $10 Convertible Preferred Stock are noncumulative and are payable at a rate of five times the amount of dividends, if any, per share declared and paid by the company on its common stock. During 1996, no dividends were declared and paid on the $10 Convertible Preferred Stock.

     The holders of the $10 Convertible Preferred Stock may convert each share, at any time, into shares of common stock. The number of shares of common stock into which each share of the $10 Convertible Preferred Stock may be converted is obtained by dividing $10 by a conversion price. The conversion price is initially set at $6.00, and is subject to adjustments generally for dilution or decline in the market price below $6.00.

     The holders of the $10 Convertible Preferred Stock have substantially the same voting rights as the holders of the company's common stock; however, the vote of the holders of the $10 Convertible Preferred Stock, acting as a single class, is required for stockholder approval of certain corporate matters. Each holder of the $10 Convertible Preferred Stock is entitled to the number of votes that he or she would have had if each share of $10 Convertible Preferred Stock had been converted into shares of common stock.

12.   Treasury Stock:

      Treasury stock is shown at cost and consists of 151,000 shares of Common Stock.

13.   Stock-Based Compensation

     In October 1995, the Financial Accounting Standards Board ["FASB"] issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes financial accounting and reporting standards for employee stock-based compensation plans and to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. SFAS No. 123 encourages, but does not require, companies to record compensation cost for employee stock-based compensation plans at fair value. The company has elected, as permitted by SFAS No. 123, to account for its employee plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ( APB) Opinion No. 25. However, pro forma disclosures of net income and earnings per share must be made as if the SFAS No. 123 accounting standard had been adopted. The fair value of options for purposes of the SFAS No. 123 proforma disclosures has been estimated using a Black-Scholes option pricing model. No options were granted by the company during 1997. Based on Black-Scholes values, the weighted average fair value of options granted during 1996 was $0.75. The fair value is estimated on the date of grant with the following weighted average assumptions used for options granted in 1996; expected volatility of 72 percent; risk free interest rate of 6.27 percent; and expected lives of approximately one year. As of November 30, 1997, the weighted average remaining contractual life was approximately two years. Pro forma net loss from continuing operations and pro forma net loss for 1996 would be approximately $3,733,000 and $4,153,000, respectively. Pro forma loss per share from continuing operations and proforma loss per share for 1996 would be approximately $.47 and $.52, respectively.

      Information regarding the company's stock option plans is as follows:

     (a) Stock Option Plan - The company has a Stock Option Plan (the Plan) pursuant to which it has reserved authorized, but unissued, shares of common stock for issuance of both Qualified Incentive Stock Options and Non-Qualified Stock Options to employees, officers and directors of the company. Under the Plan, a maximum of 366,666 shares of common stock is available for issuance. The option price will be the fair market value (110% of the fair market value for Qualified Incentive Stock Options granted to a holder of 10% or more of the company's Common Stock) as defined by the Plan. Generally, options may be exercised commencing two years from the date of grant and terminating ten years from the date of grant. At November 30, 1997 and 1996, approximately 36,667 and 121,200 options were exercisable, respectively. The following is a summary of transactions:

                                        1997        1996
                                      -----------------------
      Outstanding - Beginning of year  179,167    179,167
        Granted during the year           -          -
        Terminated during the year     (42,500)      -
        Outstanding - End of year (1)  136,667    179,167
                                      =======================

     (1) With an exercise price per share ranging from $2.00 to $9.00, giving effect to the one-for-ten reverse stock split, which occurred on May 12, 1992. The weighted average exercise price at November 30, 1997 was $2.24 per share.

     At November 30, 1997 and 1996, there were 230,000 and 187,500 shares (after giving effect to the December 15, 1995 amendment to the Stock Option Plan to increase the number of shares of common stock available for issuance pursuant to the Plan) available for future grants.

     (b) Directors and Officers Stock Option Plan - On August 17, 1993, the Board of Directors adopted a Discretionary Directors and Officers Stock Option Plan as amended (the "Discretionary Option Plan") pursuant to which the Board may award options to purchase an aggregate of 500,000 shares of Common Stock to directors and officers of the company and its subsidiaries which shall be exercisable at the market price on the date of grant for periods (generally five years), and under conditions, specified by the Board in such grants. Options under the Discretionary Option Plan are non-qualified and non-incentive options for purposes of income taxation and are not intended to qualify under Section 422A of the Internal Revenue Code of 1986. No grants were made under the Discretionary Option Plan during the fiscal year ended November 30, 1997.

     On August 17, 1993, the Board also adopted a Non-Discretionary Directors Stock Option Plan (the "Non-Discretionary Option Plan") pursuant to which each director will be granted, on August 17, 1993 and each anniversary thereof on which he or she continues to be a director, a five-year option to purchase 3,333 shares of Common Stock at the market price on the date of the grant. The Non-Discretionary Plan also provides that any person becoming a director within the six months after any August 17 will be granted options. The maximum number of options authorized pursuant to the plan amounts to 166,666 which were granted as of November 30, 1996.

     The following is a summary of transactions relating the Directors and Officers Stock Option Plans:

                                        1997          1996
                                    ----------------------------
     Outstanding - Beginning of       2,120,500     1,760,500
     year
     Granted during the year              -           360,000
     Outstanding - End of the year    2,120,500     2,120,500
     (1)
                                    ============================

     (1) With an exercise price per share ranging from $3.75 to $8.07. The weighted average exercise price at November 30, 1997 was $6.63 share.

14.   Stock Warrants

      At November 30, 1997, the company has 812,376 shares of common stock reserved for issuance upon exercise of warrants. Information regarding the company's warrants outstanding is as follows:

      Redeemable Class C Warrants - Each Class C Warrant, which entitles the holder to purchase one share of the company's Common Stock at $6.00 per share, became exercisable October 9, 1993 and expired October 9, 1996. During the year ended November 30, 1996, 107,945 Redeemable Class C Warrants were exercised for proceeds of $215,890. The common stock in connection with the October 1996 exercise of 90,545 of the Redeemable Class C Warrants was issued in March and May 1997.

      Redeemable Class D-9 Warrants - Each Class D Warrant, which entitles the holder to purchase one share of the company's Common Stock at $1.50 per share, became exercisable October 9, 1993 and expire October 9, 1998. The Class D Warrants are redeemable by the company under certain conditions. At November 30, 1997 and 1996, the company had outstanding 284,645 Redeemable Class D Warrants.

      Non-Redeemable Warrants - At November 30, 1997 and 1996, the company had outstanding 628,333 and 528,333 non-redeemable warrants, respectively. Each warrant entitles the holder to purchase one share of the company's common stock at an exercise price ranging from $4.14 to $9.00 per share. The warrants are all currently exercisable and expire on the following dates:

              Number of      Expiration Date
               Warrants
                28,333         October 1998
                33,333           May 1999
               200,000           May 2001
               266,000         October 2001
               100,000         November 2002

      There were no exercises of non-redeemable warrants during the years ended November 30, 1997 and 1996.

      All of the warrants that expire May 2001 were issued to a principal stockholder of the company, of which 66,000 were issued in connection with a promissory note (See Note 5) and 133,000 were issued as consideration for consulting services. The 266,000 warrants expiring in October 2001 were issued with the $10 convertible preferred stock (See Note 12). All of the warrants that expire November 2002 were issued to an affiliate of principal stockholder of the company in connection with a promissory note (See Note 5).

15.   Income Taxes

      The company has a deferred tax asset amounting to $3,854,612 at November 30, 1997, principally relating to net operating loss carryforwards of $9,560,829 and a basis difference in the carrying amount of trade accounts receivable for financial reporting purposes and the amount used for income tax purposes. The company recorded a valuation allowance amounting to the entire deferred tax asset balance because the company's financial condition, its lack of a history of consistent earnings, and possible limitations on the use of carryforwards give rise to uncertainty as to whether the deferred tax asset is realizable. No amount of current or deferred federal or state income tax is presented.

      As of November 30, 1997, the approximate amount of the net operating loss income tax carryforwards of continuing operations and their expiration dates are as follows:


                 Expiring in Years
                Ending November 30,   Carryforwards
                -------------------   -------------
                        2004             202,301
                        2005             937,798
                        2006             144,487
                        2007             701,056
                        2008                   0
                        2009                   0
                        2010             538,204
                        2011           3,687,409
                        2012           3,349,574
                       Total           9,560,829

16.   Loss Per Share

      Loss per share amounts are computed by dividing the net loss after deduction of preferred stock dividends by the weighted average number of shares outstanding. Options, warrants and convertible preferred stock are assumed converted if dilutive.

17.   New Authoritative Accounting Pronouncements

      In February 1997, the FASB issued SFAS No. 128 "Earnings Per Share", which will require companies to present basic earnings per share (EPS) and diluted earnings per share, instead of the primary and fully diluted EPS that is currently required. The new standard requires additional informational disclosures, and also makes certain modifications to the currently applicable EPS calculations defined in APB Opinion No. 15. The new standard is required to be adopted by all public companies for reporting periods ending after December 31, 1997, and will require restatement of EPS for all prior periods reported. Early adoption of the standard is prohibited. However, the company's loss per share for the years ended November 30, 1997 and 1996 would not have been materially different had the company applied the provisions of SFAS No. 128.

      The FASB also issued the following additional standards. These standards principally relate to presentation and disclosure items. While not required to be adopted by the company until 1999, the company does not anticipate that the standards will have a material impact on the company's financial statement presentation or footnote disclosures:

      - SFAS No. 130, "Reporting Comprehensive Income"
      - SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information"
      - SFAS No. 132, "Employers' Disclosure about Pensions and other Postretirement Benefits"

18.   Acquisitions

      On November 26,1997 the company acquired all of the outstanding stock of South Shore Publishers, Inc. for approximately $421,500. In accordance with the terms of the agreement, the company is entitled to an adjustment of purchase price if certain net working capital requirements are not met as of the acquisition date. The entire purchase price was allocated to intangible assets and is being amortized over an average period of 15 years.

      In 1997, the company acquired 50 percent of the outstanding stock of New York Blade News, Inc. (NYBN) for approximately $100,000. The New York Blade began publishing in October 1997 under the terms of a letter agreement between the company and the owner of the remaining 50 percent interest in NYBN.

      In April 1997, the company entered into an agreement, subject to certain conditions, to acquire the business of a radio station in Annapolis, Maryland for a purchase price of $268,000. As of November 30, 1997, the purchase had not yet been consummated; however, a deposit of $25,000 was made during 1997.

19.   Discontinued Operations

      In August 1997, the company adopted a plan to discontinue the Manhattan File glossy magazine business. Accordingly, operating results have been reclassified and reported in discontinued operations. Net liabilities of Manhattan File consist mainly of accounts receivable and accounts payable. On February 26, 1998, the company entered into an agreement whereby it sold 80 percent of the outstanding shares of Manhattan File (retaining 10 percent) to the holder of the remaining 10 percent of the shares. In accordance with the terms of the agreement, the only consideration to be received by the company is any excess of accounts receivable, at the closing date, collected in excess of payments of accounts payable that existed at the closing date. The estimated loss on the sale of Manhattan File, which includes operating losses until disposal, is approximately $256,000. Revenues from Manhattan File amounted to approximately $1,582,000 and $1,720,000 for the years ended November 30, 1997 and 1996 ,respectively.

20.   Subsequent Events

      In February 1998, the company distributed 2,600 shares of its common stock in payment of a $500 dividend per share due holders as of September 19, 1997 on each of the 26 shares of 10% Non-voting Convertible Preferred Stock. As a result, common stock at par increased by $78, additional paid-in-capital - common stock increased by $12,922 and retained earnings decreased by $13,000.

      In April 1998, the company entered into an agreement pursuant to which the company issued 6,666 shares of $10.00 Convertible Preferred Stock for an aggregate consideration of $200,000.

      The company's common stock is listed on the Nasdaq Stock Market, Inc. ("Nasdaq"). The company has been advised by Nasdaq that the company is not in compliance with Nasdaq's new net tangible assets/market capitalization/net income requirements for companies listed on the Nasdaq SmallCap Stock Market became effective on February 23, 1998, and that Nasdaq intended to delist the company's securities from the Nasdaq SmallCap Stock Market as of the close of business on March 16, 1998. On July 29, 1998, following an expedited written hearing before Nasdaq Listing Qualifications Panel, a determination was made that News Communications had failed to meet the minimum net tangible asset requirement and the minimum market capitalization requirement. As a result, Nasdaq decided that our shares would be delisted from the Nasdaq SmallCap Stock Market effective as of the close of business on August 6, 1998. The delisting process was temporarily delayed because we requested an oral review/hearing by the Nasdaq staff. The hearing was held in October 1, 1998 and we are awaiting a response from NASDAQ. Although we are challenging the delisting and have proposed a plan to regain compliance with the requirements for continued listing (of which this offering is a part), we cannot be sure that the shares will remain listed on The Nasdaq SmallCap Stock Market after completion of the review process. If the plan of compliance is rejected, the company's securities are subsequently delisted from the Nasdaq SmallCap Stock Market, trading, if any, in the company's securities would thereafter be conducted on the OTC Bulletin Board.

      On October 1, 1998, the company as in order to comply with Nasdaq's minimum bid prize requirement authorized a one-for-three reverse stock split.

      On October 19, 1998, the short-term note payable by Tribco and Access to Blair was extended to June 21, 1999.

      On October 6, 1998, the long-term note payable to RRF by the company was extended to January 31, 2000.

                                           PART II

                           INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24.     Indemnification of Directors and Officers.

      Article Fifteenth of the company's Articles of Incorporation, as amended, provides that the company shall indemnify its officers, directors, employees and agents to the full extent permitted by Section 78.751 of the General Corporation Law of Nevada ("GCL").

      Article Sixteenth of the company's Articles of Incorporation, as amended, provides for limitation of the personal liability of a director or officer to the company or its stockholders for damage for breach of his fiduciary duty as a director or officer, other than for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or for the payment of dividends in violation of Section 78.300 of the GCL, which generally states that dividends may be paid to stockholders from a corporation's excess of its assets over its liabilities.

      The company has obtained directors' and officers' insurance and company reimbursement policy in the amount of $1,000,000 (subject to a $100,000 per claim deductible). The policy insures directors and officers against unindemnified loss arising from certain wrongful acts in their capacities and would reimburse the company for such loss for which the company has lawfully indemnified the directors and officers.


Item 25.     Other Expenses of Issuance and Distribution.

      The following sets forth the estimated expenses payable in connection with the preparation and filing of this Registration:

           Securities and Exchange Commission
               Registration Fee..................    $2,144
           Nasdaq Listing Fee....................     7,500
           *Printing and Engraving Expenses......    50,000
           *Accounting Fees and Expenses.........    40,000
           *Legal Fees and Expenses..............    50,000
           *Blue Sky Fees and Expenses...........    20,000
           **Transfer Agent's and Registrar's
               Fees and Expenses.................     _____
           Miscellaneous Expenses................    10,000
                 **Total.........................    $
                                                     ======


* Estimate
** To be filed by amendment.


Item 26.     Recent Sales of Unregistered Securities.

      The following securities were issued by the company within the past three years and were not registered under the Securities Act of 1933, as amended (the "Act"). Each of the transactions is claimed to be exempt from registration with the Securities Exchange Commission pursuant to Section 4(2) of the Act as transactions by an issuer not involving a public offering. All of such securities are deemed to be restricted securities for the purposes of the Act. All certificates representing such issued and outstanding restricted securities of the company have been properly legended and the company has issued "stop transfer" instructions to its transfer agent with respect to such securities.

     (i) On May 17, 1996, the company issued to D.H. Blair Investment Banking Corp. ("DHBIB") an immediately exercisable warrant to purchase 133,330 shares of Common Stock exercisable at $7.50 per share.

      On May 21, 1996, the company issued to DHBIB an immediately exercisable warrant to purchase 66,000 shares of Common Stock exercisable at $7.50 per share.

      (ii) On August 17, 1996, the company granted immediately exercisable options to purchase 3,333 shares of Common Stock to each of its then directors other than Mr. Ackerman (12 persons) under the company's Non-Discretionary Directors Stock Option Plan, exercisable at $4.785 per share.

     (iii) On October 28, 1996, the company sold to a group of 15 private investors an aggregate of 66,000 shares of its $10 Convertible Preferred Stock, each of which is convertible into 1.667 shares of Common Stock at $10.00 per share, and immediately exercisable warrants to purchase an aggregate of 266,666 shares of Common Stock exercisable at $6.00 per share. On that date the company also granted Wilbur L. Ross, Jr. an immediately exercisable option to purchase 66,000 shares of Common Stock under the company's Discretionary Directors and Officers Stock Option Plan, exercisable at $6.00 per share and granted 8 persons who became directors options to each purchase 1,666 shares of Common Stock under the company's Non-Discretionary Directors Stock Option Plan, exercisable at $6.00 per share. In connection with such transactions, the company issued 50,000 shares of its Common Stock, valued at $100,000, to Rothschild Inc. as consideration for investment banking services rendered by that firm.

      (iv) On November 5, 1997, DPI and the company entered into a Loan Agreement ("RRF Loan Agreement") with Rothschild Recovery Fund L.P. ("RRF") pursuant to which DPI borrowed $1,500,000 from RRF. In connection with the execution of the RRF Loan Agreement, the company issued to RRF a five-year warrant to purchase, on or after February 28, 1998, 33,000 shares of Common Stock of the company at an initial exercise price of $6.75 per share (subject to adjustment).

      (v) In April 1998 the company issued 6,666 shares of newly authorized $10 Convertible Preferred Stock, Series 2, to Bershad Investment Group, L.P., for $200,000 in a transaction exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof. Each share of $10 Convertible Preferred Stock, Series 2, is convertible into 1.667 shares of Common Stock, subject to adjustments in certain circumstances.

Item 27.   Exhibits.

Exhibit              Description              Incorporated
Number                                             by
                                              Reference from
                                              Document (1)
  3.1   Articles of Incorporation of the           A
        company (formerly known as Applied
        Resources, Inc.), filed with the
        Secretary of State of the State of
        Nevada on May 20, 1986.

 3.1.1  Certificate of Amendment of the            A
        Articles of Incorporation of the
        company, filed with the Secretary of
        State of the State of Nevada on
        December 8, 1987.

 3.1.2  Certificate  of  Amendment  of the         B
        Articles  of  Incorporation  of the
        company, filed with the Secretary of
        State of Nevada on August 16, 1990.

 3.1.3  Certificate  of  Amendment  of the         C
        Articles  of  Incorporation  of the
        company,  filed  with the  Secretary
        of the State of Nevada on July 26,
        1994.

  3.2   By-Laws of the company (as amended         C
        and restated).

  4.1   Form of Common Stock Certificate.          B

  4.2   Form of 10% Preferred Stock                B
        Certificate.

 4.2.1  Resolution of Board of Directors           B
        fixing the terms of the 10%
        Convertible Preferred Stock.

 4.2.2  Resolution of Board of Directors           C
        fixing the terms of the 8%
        Convertible Preferred Stock.

 4.2.3  Certificate of Amendment of                C
        Certificate of Designation of 8%
        Convertible Preferred Stock.

 4.2.4  Resolution of Board of Directors           C
        fixing the terms of the 12%
        Convertible Preferred Stock.

 4.2.5  Certificate of Designation of 12%          *
        Convertible Preferred Stock

 4.2.6  Certificate of Designation of $10          H
        Convertible Preferred Stock
        (included as part of Exhibit 10.21).

   5    Opinion of Piper & Marbury, L.L.P.         **

 10.1   1987 Stock Option Plan of the              G
        company, as amended.

 10.2   Discretionary Directors and Officers       C
        Stock Option Plan.

 10.3   Non-discretionary Directors Stock          C
        Option Plan.

 10.4   Stockholders' Agreement, dated as of       D
        October 13, 1988, between Daniel Rattiner and the company.

 10.5   Agreement of Lease, dated October          D
        31, 1988, between Daniel Rattiner
        and DP Acquisition Corp., as to
        building known as Dan's Papers, Ltd.
        located on Montauk Highway,
        Bridgehampton, New York.

 10.6   Amendment of Lease, dated October          *
        31, 1998, between Dan's Paper's Inc.
        (f/k/a D.P. Acquisition, Inc.) and
        Daniel Rattiner.

 10.7   Letter  dated  November  22, 1996 from     J
        the company to Daniel  Rattiner
        regarding exercise of option to purchase stock of Dan's Papers, Ltd.

 10.8   Employment and Stockholders'               K
        Agreement dated as of November 25,
        1997 by and between the company and
        Daniel Rattiner

 10.9   Employment Agreement, dated as of          F
        October 15, 1994, between Michael
        Schenkler and the company.

 10.10  Amended and Restated  Employment           J
        Agreement,  dated  October 28, 1996,
        between Jerry Finkelstein and the company.

 10.11  Stock Option Agreement dated               C
        September 1, 1993, between Jerry
        Finkelstein and the company.

 10.12  Letter Agreement, dated June 15,           B
        1990, between Dan's Papers, Inc. and
        Dan's Papers, Ltd.

 10.13  Lease for space at 174-15 Horace           B
        Harding Expressway, Fresh Meadows,
        New York.

 10.14  Agreement of Lease dated January 28,       E
        1993, between Furcraft Associates,
        Inc. and the company.

 10.15  Agreement dated May 17, 1996 between       H
        D.H. Blair Investment Banking Corp.
        ("Blair") and the company.

 10.16  Loan Agreement dated May 21, 1995          H
        among Blair, the company, Tribco
        Incorporated ("Tribco") and Access
        Network Corp. ("Access").

 10.17  Waiver  Agreement dated October 19,       *
        1998,  between Blair, the company,
        Tribro and Access regarding Loan
        Agreement dated May 21, 1996.

 10.18  $1,000,000 Promissory Note dated May       H
        21, 1996 issued by the company,
        Tribco and Access to the order of
        Blair.

 10.19  Warrant  dated  May  17,  1996,  to        H
        purchase  400,000  shares  of the
        company's Common Stock issued by the
        company to Blair.

 10.20  Warrant  dated  May  21,  1996,  to        H
        purchase  200,000  shares  of the
        company's Common Stock issued by the
        company to Blair.

 10.21  Form of Subscription Agreement made        H
        as of October 4, 1996 among the
        company and persons designated
        therein as "Purchasers," including
        Exhibit 1 thereto, form of
        Certificate of Designation of $10.00
        Convertible Preferred Stock, and
        Exhibit 2 thereto, form of Warrant.

10.22  Loan Agreement dated as of November        K
        5, 1997 by and between Rothschild
        Recovery Fund L.P. and Dan's Papers,
        Inc. and the company.

 10.23  Waiver Agreement dated October 6,          *
        1998, between Rothschild Recovery
        Fund L.P., Dan's Papers, Inc. and
        the company regarding Loan Agreement
        dated November 5, 1997.

 10.24  Program Services Agreement dated as        K
        of April 11, 1997, between M.B.C.
        Incorporated and the company.

 16.1   Letter from Moore Stephens, P.C.,          I
        dated February 7, 1997.

  21    Subsidiaries of the company.               K

 23.1   Consent of Piper & Marbury L.L.P.          **
        (included in Exhibit 5).

 23.2   Consent of PricewaterhouseCoopers          *
        LLP (formerly Coopers & Lybrand
        L.L.P.)


Notes:

A     Annual Report of the company on Form 10-K for the year ended November 30,
      1987.
B     Registration Statement of the company on Form S-1, No. 33-35484.
C     Registration Statement of the company on Form S-1, No. 33-46467.
D Current Report of the company on Form 8-K relating to events occurring on October 31, 1988.
E Annual Report of the company on Form 10-KSB for the year ended November 30, 1992.
F Annual Report of the company on Form 10-KSB for the year ended November 30, 1994.
G Annual Report of the company on Form 10-KSB for the year ended November 30, 1995.
H Quarterly Report of the company on Form 10-QSB for the quarter ended August 31, 1996.
I Current Report of the company on Form 8-K/A relating to event occurring on February 3, 1997.
J    Annual Report of the company on Form 10-KSB/A for the year ended
     November 30, 1996.
K Annual Report of the company on Form 10-KSB for the year ended November 30, 1997.

*     Filed herewith.
**    To be filed by amendment to this Registration Statement.

Item 28.   Undertakings.

      The undersigned Registrant hereby undertakes:

      (a)(1)....To  file,  during any period in which  offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

           (iii)To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the Underwriter during the subscription period, the amount of unsubscribed securities to be purchased by the Underwriter, and the terms of any subsequent reoffering thereof. If any public offering by the Underwriter is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                         SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 14th day of November, 1998.

                                  NEWS COMMUNICATIONS, INC.


                                  By      /s/ Wilbur L. Ross, Jr.
                                    -------------------------------------------
                                    Wilbur L. Ross, Jr., Chief Executive Officer

      In accordance with the requirements of the Securities Act of 1933, this to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


       Signature                    Title                  Date

/s/ Wilbur L. Ross, Jr.  Director and Chief           November __,
-------------------------Executive Officer            1998
Wilbur L. Ross, Jr.      (Principal Executive
                         Officer)

                         Director                     November __,
---------------------                                 1998
Jerry Finkelstein

/s/ Michael Schenkler    Director                     November __,
---------------------                                 1998
Michael Schenkler

/s/ Robert Berkowitz     Controller (Principal        November __,
---------------------    Financial and Accounting     1998
Robert Berkowitz         Officer)

                         Director                     November __,
---------------------                                 1998
Gary Ackerman

/s/ Carl Bernstein       Director                     November __,
---------------------                                 1998
Carl Bernstein

/s/ John Catsimatidis    Director                     November __,
---------------------                                 1998
John Catsimatidis

                         Director                     November __,
---------------------                                 1998
Mark Dickstein

/s/ Andrew J. Maloney    Director                     November __,
---------------------                                 1998
Andrew J. Maloney

/s/ Robert E.            Director                     November __,
Nederlander                                           1998
---------------------
Robert E. Nederlander

/s/ Andrew J. Stein      Director                     November __,
---------------------                                 1998
Andrew J. Stein

                         Director                     November __,
---------------------                                 1998
Sy Syms

/s/ Arthur Tarlow        Director                     November __,
---------------------                                 1998
Arthur Tarlow

                         Director                     November __,
---------------------                                 1998
Hillel Weinberger

                                                                   EXHIBIT 4.2.5

                           CERTIFICATE OF DESIGNATION

                                       OF

                         12% CONVERTIBLE PREFERRED STOCK

                                       OF

                            NEWS COMMUNICATIONS, INC.

                    -----------------------------------------
                        Pursuant to Section 78.195 of the
                             Nevada Revised Statutes
                   ------------------------------------------

      NEWS COMMUNICATIONS, INC., a corporation organized and existing under the laws of the State of Nevada, DOES HEREBY CERTIFY THAT:

     FIRST: News Communications, Inc. (the "Corporation") was incorporated under the laws of the State of Nevada on May 20, 1986;

      SECOND: Pursuant to authority conferred upon the Board of Directors by the Articles of Incorporation of the Corporation, as amended, under the provisions of Section 78.195 of the Nevada Revised Statutes, the Board of Directors of the Corporation on May 18, 1992, by unanimous written consent, fixed the designations, preferences and relative, participating, optional, conversion or other special rights, or qualifications, limitations or restrictions of up to 200 shares of preferred stock of the Corporation, $1.00 par value ("12% Convertible Preferred Stock"), as follows:

           (1) Designation. A series of preferred stock shall be designated and known as the 12% Convertible Preferred Stock (hereinafter called "12% Convertible Preferred Stock"). Each share of 12% Convertible Preferred Stock shall be identical in all respects with the other shares of 12% Convertible Preferred Stock.

           (2) Number of Shares. The number of shares of 12% Convertible Preferred Stock shall be 200 shares. Shares of 12% Convertible Preferred Stock redeemed or purchased by the Corporation shall be canceled and shall revert to authorized but unissued shares of preferred stock undesignated as to series.

           (3)  Dividends.

                (a) Cumulative dividends shall be payable on the 12% Convertible Preferred Stock at an annual rate of $120.00 per share, payable out of funds legally available for the declaration of dividends. Dividends on shares of 12% Convertible Preferred Stock are payable on August 31, 1992, and on the last day of every third month thereafter. Dividends will not be pro rated in the event of a sale or redemption of the 12% Convertible Preferred Stock or a liquidation of the Corporation., or for any other reason, prior to a dividend payment date. Dividends shall be payable in cash.

                (b) Dividends not paid will accumulate without interest or additional dividends until declared and paid, which declaration and payment may be for all or part of the then accumulated dividend. The holders of 12% Convertible Preferred Stock, in preference to the holders of any junior stock, shall be entitled to receive, as and when declared by the Board of Directors, out of any funds legally available therefor, dividends at the rate fixed in Section (3) (a) hereof. No dividends shall be paid upon, or declared or set apart for, any shares of 12% Convertible Preferred Stock for any dividend period unless at the same time a proportionate dividend for the same dividend period, ratably in proportion to the respective sums which would be payable on such shares if all dividends were declared and paid in full, shall be paid upon, or declared and set apart for, all shares of any 12% Convertible Preferred Stock then issued and outstanding and entitled to receive such dividend. In no event, so long as any shares of 12% Convertible Preferred Stock shall be outstanding, shall any dividend, whether in cash or property, be paid or declared, or shall any distribution be made, on any junior stock, or shall any junior stock be redeemed or purchased by the Corporation, unless all dividends on the 12% Convertible Preferred Stock for all past dividend periods and for the then current period shall have been paid or declared and a sum sufficient for the payment thereof set apart. The provisions of this paragraph shall not, however, apply to a dividend payable in any junior stock or to the acquisition of shares of any junior stock in exchange for shares of any other junior stock.

                (c) Subject to the foregoing and to any further limitations prescribed in accordance with the provisions of the Certificate of Incorporation of the Corporation, the Board of Directors may declare, out of any funds legally available therefor, dividends upon the then outstanding shares of any junior stock, and/or any parity stock (other than 12% Convertible Preferred Stock), and no holders of shares of 12% Convertible Preferred Stock shall be entitled to share therein.

           (4) Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, then, after payment to holders of any series of preferred stock or other class of securities entitled to a preference over holders of 12% Convertible Preferred Stock but before any distribution or payment shall be made to the holders of any junior stock, the holders of 12% Convertible Preferred Stock shall be entitled to be paid the amount of $1,000 per share, together with all accrued and unpaid dividends to such distribution or payment date (subject to the third sentence of Section (3) (a) hereof). If such payment shall have been made in full to the holders of 12% Convertible Preferred Stock, then the remaining assets and funds of the Corporation shall be distributed among the holders of the other classes and series of capital stock of the Corporation, according to their respective rights and preferences and in each case according to their respective shares. If, upon any liquidation, dissolution or winding up of the affairs of the Corporation, the amounts so payable are not paid in full to the holders of all outstanding shares of 12% Convertible Preferred Stock and the holders of all other parity stock shall share ratably in any distribution of assets in proportion to the full amounts to which they would otherwise be respectively entitled according to their respective rights and preferences. The merger or consolidation of the Corporation with or into one or more other entities or the sale, lease or conveyance of all or a part of its assets shall not be deemed to be a liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of the foregoing provisions of this Section
(4).
           (5)  Redemption.

                (a) 12% Convertible Preferred Stock may be redeemed, in whole or in part, at the option of the Corporation on not less than 30 days notice, by resolution of its Board of Directors, at the redemption price of $1,000 per share, in cash, together with payment of accrued and unpaid dividends to the redemption date (subject to the third sentence of Section 3(a) hereof), if the Fair Market Value (as hereinafter defined) of the Corporation's Common Stock (as adjusted as a result of events referred to in Section (6) (c) ) exceeds $5.00 per share for twenty consecutive trading days during a period ending within twenty trading days prior to the date redemption is declared. The holders of the 12% Convertible Preferred Stock will have the opportunity to convert shares of 12% Convertible Preferred Stock into shares of Common Stock during such 30-day notice period pursuant to Section (6) hereof.

                (b) If less than all the outstanding shares of 12% Convertible Preferred Stock are to be redeemed pursuant to this Section (5), the shares to be redeemed shall be determined by lot or pro rata in such manner as the Board of Directors may prescribe; provided, however, that if all the shares of 12% Convertible Preferred Stock are held of record by not more than ten persons, the shares of 12% Convertible Preferred Stock to be redeemed shall be pro rata.

                (c) Notice of every redemption of shares of 12% Convertible Preferred Stock shall be mailed by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses as they shall appear on the stock books of the Corporation. Such mailing shall be made at least 30 days and not more than 60 days prior to the date fixed for redemption. Any notice which is mailed in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the shareholder receives such notice, and failure duly to give such notice by mail, or any defect in such notice, to any holder of shares of 12% Convertible Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of 12% Convertible Preferred Stock.

                (d) If notice of redemption shall have been duly mailed, and if, on or before the redemption date specified in the notice, the redemption price, together with accrued dividends to the date fixed for redemption, shall have been set aside by the Corporation, separate and apart from its other funds, in trust for the benefit of the holders of shares so called for redemption, so as to be and continue to be available therefor, then, from and after the date of redemption so designated, notwithstanding that any certificate for shares of 12% Convertible Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares represented thereby shall no longer be deemed outstanding, the dividends thereon shall cease to accumulate, such shares will no longer be eligible for conversion, and all rights with respect to the shares of 12% Convertible Preferred Stock so called for redemption shall forthwith on the redemption date ceases and terminate, except only the right of the holders thereof to receive the redemption price and all accrued and unpaid dividends to the redemption date (subject to the third sentence in Section
      (3) (a) hereof), but without interest.

                (e) The Corporation may also, at any time prior to the redemption date, deposit in trust, for the account of the holders of the shares of 12% Convertible Preferred Stock to be redeemed, with a bank or trust company in good standing, organized under the laws of the United States of America or of the State of New York, doing business in the Borough of Manhattan, the City of New York, having a combined capital and surplus of at least One Hundred Million ($100,000,000) Dollars, designated in the notice of redemption, the redemption price, together with accrued dividends to the date fixed for redemption, and, unless the notice of redemption herein provided for has previously been duly mailed, deliver irrevocable written instructions directing such bank or trust company, on behalf and at the expense of the Corporation, to cause notice of redemption specifying the date of redemption to the duly mailed as herein provided promptly upon receipt of such irrevocable instructions. Upon such deposit in trust, whether after due mailing of the notice of redemption or accompanied by irrevocable instructions as provided above, and notwithstanding that any certificate of shares of 12% Convertible
      Preferred Stock so called for redemption shall not have been surrendered for cancellation, all shares of 12% Convertible Preferred Stock with respect to such shares of 12% Convertible Preferred Stock shall forthwith cease and terminate except only the right of the holders thereof to receive from such bank or trust company for the time herein provided, the redemption price, including accrued dividends to the redemption date, but without interest, of the shares so to be redeemed. Any money deposited by the Corporation pursuant to this Section (5) (e) an unclaimed at the end of two years from the date fixed for redemption shall be repaid to the Corporation upon its request expressed in a resolution of its Board of Directors, after which repayment the holders of the shares so called for redemption shall look only to the Corporation for the payment thereof, but without interest thereon.

                (f) The Corporation shall not establish, and the holders of 12% Convertible Preferred Stock shall not be entitled to the benefits of, any sinking or retirement fund with respect to the shares of 12% Convertible Preferred Stock.

           (6)  Conversion.

                (a) Any holder of a share of 12% Convertible Preferred Stock may convert each such share, at any time and from time to time, into shares of Common Stock, except that shares of 12% Convertible Preferred Stock called for redemption may not be converted after the redemption date. The number of shares of Common Stock into which each share of 12% Convertible Preferred Stock may be converted shall be obtained by dividing $1,000 by the Conversion Price (as hereinafter defined). The Conversion Price shall be subject to adjustment from time to time as hereinafter provided in Section (6) (c) or (d) below and subject to the provisions regarding no issuance of fractional shares set forth in Section (6) (i) below. The conversion of any shares of 12% Convertible Preferred Stock shall not affect the holders' rights to dividends unpaid to the date of conversion but all rights to future dividends and any interest thereon shall terminate upon conversion. The shares of Common Stock into which the 12% Convertible Preferred Stock is convertible shall be referred to as the "Converted Securities."

                (b) In order to convert shares of 12% Convertible Preferred Stock into Converted Securities, the holder thereof shall surrender the certificate or certificates for 12% Convertible Preferred Stock, duly endorsed or in blank, to the Corporation at its principal office (or such other place as may be reasonably designated by the Corporation), shall give written notice to the Corporation at said office that he elects to convert the same and shall state in writing therein the name or names in which he wishes the certificates for Converted Securities to be issued and shall make payment to the Corporation of any applicable transfer of other taxes. The Corporation will, as soon as practicable thereafter, deliver at said office to such holder of shares of the 12% Convertible Preferred Stock or to his nominee or nominees, certificates for the number of full Converted Securities to which he shall be entitled as aforesaid and, if applicable, a check in lieu of any fractional share of Common Stock as provided in Section (6) (i). Shares of the 12% Convertible Preferred Stock shall be deemed to have been converted as of the date of the surrender of such certificate or certificates for conversion as provided above, and the person or persons entitled to receive the Converted Securities issuable upon such conversion shall be treated for all purposes, including, but not limited to, the right to vote the Common Stock, as the record holder or holders of such Common Stock on such date.

                (c) The conversion price of the 12% Convertible Preferred Stock and, accordingly, the number of shares of Common Stock into which the shares of 12% Convertible Preferred Stock may be converted, shall be subject to adjustment from time to time as follows:

                     (i) In case the Corporation shall (i) subdivide or split its outstanding shares of Common Stock into a larger number of shares by recapitalization, reclassification or split-up thereof, or by issuance of shares of Common Stock as a dividend or distribution on the Common Stock, or (ii) combine its outstanding shares of Common Stock into a smaller number of shares by recapitalization, reclassification or combination thereof, the conversion price in effect immediately prior thereto shall be adjusted so that the holder of any shares of 12% Convertible Preferred Stock thereafter shall be entitled to receive, upon such conversion effected after the happening of any of the events described above, the same number of shares of Common Stock as such holder would have received had such shares of 12% Convertible Preferred Stock been converted immediately prior to the happening of such event.

                     (ii) In case the Corporation after the date hereof shall distribute to all of the holders of outstanding shares of Common Stock any securities or other assets (other than a cash distribution made as a dividend payable out of earnings or out of any earned surplus legally available for dividend under the laws of the State of Nevada), the Board of Directors shall be required to make such equitable adjustment in the number of shares of Common Stock into which each share of 12% Convertible Preferred Stock is convertible pursuant to Section (6) (a) hereof, as in effect immediately prior to the record date for such distribution, as may be necessary to preserve for the holder rights substantially proportionate to those enjoyed hereunder by the holder immediately prior to the happening of such distribution.

                     (iii) An adjustment made pursuant to this Section (6) (c) shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a Section or combination. Such adjustments shall be made successively whenever any event described above shall occur.

                (d)  In the  case  of any  reclassification  of the  outstanding
      Common Stock (other than a change which solely affects the par value of such shares of Common Stock or a change covered by Section (6) (c) hereof), or if the Corporation or any successor company shall consolidate or merge with, or convey all or substantially all its property and assets to, any other company, then, as a condition precedent to such reclassification, consolidation, merger or conveyance (other than a consolidation or merger in which the Corporation is the continuing corporation and which does not result in any reclassification or reorganization of the outstanding shares of Common Stock), adequate provision shall be made whereby the holders of shares of 12% Convertible Preferred Stock at the time outstanding shall thereafter be entitled to convert their shares of 12% Convertible Preferred Stock (or any other securities, other than Common Stock, that may be issued on such reclassification, consolidation, merger or conveyance with respect to or in exchange for the 12% Convertible Preferred Stock) into such shares of stock, securities or assets as may be issuable or payable with respect to, or in exchange for, the number of shares of Common Stock or the other shares of stock, securities or assets, as the case may be, into which their shares of the 12% Convertible Preferred Stock would be convertible immediately prior to such reclassification, consolidation, merger or conveyance and the right which the holders of the 12% Convertible Preferred Stock have to receive additional shares of Common Stock on conversion of their shares of 12% Convertible Preferred Stock on account of any adjustment made pursuant to Section (6) (c) shall continue and be preserved in respect of any stock or other securities of the successor company into which shares of the 12% Convertible Preferred Stock shall thereafter become exchangeable.

                (e) In the case the Corporation shall, at any time prior to the conversion of all of the 12% Convertible Preferred Stock, offer to the holders of its Common Stock any rights to subscribe for additional shares of Common Stock any rights to subscribe for additional shares of Common Stock or shares of any other class of the Corporation, then the Corporation shall give written notice thereof to the registered holders of the 12% Convertible Preferred Stock not less than 20 days prior to the date on which the books of the Corporation are closed or a record date is fixed for the determination of the stockholders entitled to such subscription rights. Such notice shall specify the date as to which the books shall be closed or record date fixed with respect to such offer of subscription and the right of the holder of 12% Convertible Preferred Stock to participate in such offer of subscription shall terminate if the 12% Convertible Preferred Stock shall not be converted on or before the date of such closing of the books or such record date.

                (f) Whenever the number of shares of Common Stock deliverable upon the conversion of each share of 12% Convertible Preferred Stock shall be adjusted pursuant to the provision of Section (6) (c) or (d), the Corporation shall promptly (A) file with the transfer agent, if any, for the shares of 12% Convertible Preferred Stock a certificate, signed by the Chairman of the Board or the President or a Vice President of the Corporation, and (B) mail, or cause the transfer agent to mail, to all holders of shares of 12% Convertible Preferred Stock, at their last address as they shall appear upon the stock records of the Corporation, a notice, setting forth in each case, the increased or decreased number of shares of Common Stock thereafter deliverable upon the exchange of each share of 12% Convertible Preferred Stock. The certificate filed with the transfer agent shall show, in addition, in reasonable detail the method of calculation and the facts requiring such adjustment and upon which such calculation is based.

                (g) The term "Common Stock" shall mean (A) the class of stock designated as the "Common Stock" of the Corporation at the date of initial issuance of shares of the 12% Convertible Preferred Stock or (B) any other class of stock resulting from successive changes or reclassifications of such Common Stock consisting solely of changes in par value, or from par value to no par value or from no par value to par value, or (C) any capital stock of the Corporation hereafter authorized which shall not be limited to a fixed sum or percentage of par or preference value in respect of the rights of holders thereof to participate in dividends or in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation. In the event that, at any time, as a result of an adjustment made pursuant to Section (6) (c) or (d) above, the holder of any share of the 12% Convertible Preferred Stock thereafter surrendered for conversion shall become entitled to receive any shares of the Corporations other than shares of the Corporation's Common Stock as in effect on the date hereof, then the shares so receivable upon conversion of any share of the 12% Convertible Preferred Stock shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained in Section (6) (c) or (d).

                (h) At all times, a sufficient number of the authorized but unissued shares and/or treasury shares of Common Stock shall be reserved by the Corporation for the purpose of conversion of all shares of the 12% Convertible Preferred Stock at the time outstanding.

                (i) In lieu of fractions of shares of Common Stock issuable upon conversion of the 12% Convertible Preferred Stock, the Corporation shall pay to the holder in cash the Fair Market Value of any such fraction of a share of Common Stock on the date of conversion.

           (7) Voting and Other Rights. Except as required by statute and as set forth in the following sentence, the holders of the 12% Convertible Preferred Stock shall have no voting power on any matters of the Corporation. If the Corporation shall not pay every dividend pursuant to Section 3(a) for four consecutive dividend payment periods, and until such time as all unpaid and accumulated dividends are paid in full, each issued and outstanding share of 12% Convertible Preferred Stock shall be entitled, with respect to all matters presented for a vote to holders of Common Stock, to such number of votes such share would have had if it had been converted into shares of Common Stock pursuant to Section (6) on the record date of stockholders entitled to vote on such matters, or, if no record date is established, at the date such vote is taken. During such period as the right to vote set forth in the preceding sentence is in effect, the holders of 12% Convertible Preferred Stock shall be entitled to prior notice of all stockholders' meetings and to vote together with such holders as set forth therein upon any matter submitted to such holders for a vote and not as a separate class, the holders of a majority in interest of 12% Convertible Preferred Stock shall be entitled to vote as a separate class, the holders of a majority in interest of 12% Convertible Preferred Stock entitled to vote in such election shall bind the entire class of 12% Convertible Preferred Stock. The shares of 12% Convertible Preferred Stock shall not have any relative, participating, optional or any other special rights or powers other than as set forth herein.

           (8) Preemptive Rights. The holders of shares of 12% Convertible Preferred Stock shall, as such, have no preemptive right to purchase or otherwise acquire shares of any class of stock or other securities of the Corporation now or hereafter authorized.

           (9) Junior and Parity Stock. As used herein with respect to 12% Convertible Preferred Stock, the following terms shall have the following meanings:

                (a) The term "parity stock" shall mean all series of preferred stock (including, but not limited, to the 12% Convertible Preferred Stock) and any other class of stock of the Corporation hereafter authorized ranking on a parity with the 12% Convertible Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

                (b) The term "junior stock" shall mean the Corporation's Common Stock, par value $.01 per share, and any other class of stock of the Corporation hereafter authorized over which preferred stock, including, but not limited to, 12% Convertible Preferred Stock, has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

           (10) Senior Stock. The Corporation may not, without the consent of the holders of a majority of the 12% Convertible Preferred Stock, create any new class or series of preferred stock with rights senior to the 12% Convertible Preferred Stock.

           (11) Fair Market Value. As used herein with respect to 12% Convertible Preferred Stock, "Fair Market Value" shall mean:

                (a) If the principal market for the Common Stock is a national securities exchange or the NASDAQ National Market System, the closing sales price of the Common Stock on such day as reported by such exchange or market system, or on a consolidated tape reflecting transactions on such exchange or market system; or

                (b) If the principal market for the Common Stock is not a national securities exchange or the NASDAQ National Market System and the Common Stock is quoted on the National Association of Securities Dealers Automated Quotation System, the average of the closing bid and closing asked prices of the Common Stock on the date in question, as quoted on such System; or

                (c) If the principal market for the Common Stock is not a national securities exchange or the NASDAQ National Market System and the Common Stock is not quoted on the National Association of Securities Dealers Automated Quotation System, the mean between the highest bid and lowest asked prices for the Common Stock on the date in question, as reported by the National Quotation Bureau, Inc. ("NQB") or at least two market makers in the Common Stock if quotations are not available from NQB but are available from market makers; or

                (d) If the principal market for the Common Stock is not (a), (b) or (c), "Fair Market Value" shall be determined by the Corporation's Board of Directors, whose decision shall be final and binding.

           (12) Conversion Price. As used herein with respect to 12% Convertible Preferred Stock, "Conversion Price" shall mean 70% of the closing bid price for the Common Stock, as reported on the National Association of Securities Dealers Automated Quotation System, on the date of sale of the 12% Convertible Preferred Stock,. The Conversion Price shall be adjusted as set forth in Section (6).

      IN WITNESS WHEREOF, NEWS COMMUNICATIONS, INC. has caused this Certificate of Designation to be duly executed by its President and attested to by its Secretary, who affirm that the information contained in the foregoing Certificate of Designation is true under the penalties of perjury this 20th day of May 1992.

                               NEWS COMMUNICATIONS, INC.

                               By: /s/ Michael Schenkler
                                   ------------------------------
                                     Michael Schenkler, President

                               By: /s/ Martin J. McLaughlin
                                   ------------------------------
                                     Martin J. McLaughlin,
                                          Secretary


---------------------
STATE OF NEW YORK    )
                     :    ss. :
COUNTY OF NEW YORK   )

           On May 20, 1992, before me personally came MICHAEL SCHENKLER and MARTIN J. MCLAUGHLIN, to me known, who, being by me duly sworn, did depose and say that they are respectively the President and Secretary of NEWS COMMUNICATIONS, INC., the corporation described in and which executed the foregoing instrument; and that they signed their names thereto by order of the board of directors of said corporation.

                               /s/ Noah Scooler
                               ----------------
                               Notary Public

                                                                    EXHIBIT 10.6

                               AMENDMENT OF LEASE


      This Amendment of Lease, made this 31st day of October, 1998, by and between DAN'S PAPERS, INC. (Lessee), a New York Corporation with a principal place of business at Box 630, Bridgehampton, New York 11932, formerly DP ACQUISITION CORP. and DANIEL RATTINER, a resident of the State of New York with a principal residence of East Hampton, New York (Lessor).

                           W I T N E S S E T H

      WHEREAS,  lessor and lessee have entered into a certain  lease,  dated the
31st  day  of  October,   1988  for  the  property   situated  at  Main  Street,
Bridgehampton, New York (hereinafter referred to as the "premises") and

      WHEREAS, lessor and lessee desire to amend the lease as hereinafter provided, extend the term thereof for an additional ten (10) years and provide for alterations and additions to be made by the landlord, a portion of the cost of which will be paid by the lessee.

      NOW THEREFORE, in consideration of these premises, mutual covenants and agreements and other good and valuable consideration, receipt of which is hereby acknowledged the parties agree as follows:

           1. The lease is extended for an additional ten (10) year term beginning November 1, 1998 and terminating on October 31, 2008.


           2. Rent shall continue as set forth in paragraph 3 of the Lease with the base year remaining the same and the base rent of $38,200.00 also remaining same.


           3. Lessor agrees to construct an addition to the property, approximately 911 square feet pursuant to plans, drawing and descriptions previously agreed upon by the parties. It is understood that all costs of this construction shall be borne by the lessor.


           4.  It  is  understood  that  landlord,   in  order  to  finance  the
construction as set forth in paragraph 3 above, intends to refinance the property and obtain a conventional mortgage, 15 amortization period, self liquidating, at the prevailing interest rate. This mortgage will be sufficient to satisfy the existing mortgage balance ($70,000.00) and all construction costs, presently estimated at $130,000.00. Tenant, as additional rent, will pay to landlord the proportionate shares of the monthly mortgage payments on the new mortgage obtained relating to the construction costs. The formula for determining this sum shall be as follows: Assuming a total loan of $200,000.00 with a payoff for the existing loan of $70,000.00 and $130,000.00 construction costs, tenant will pay the sum determined by dividing $130,000.00 by $200,000.00 (65%). Based on this formula, tenant will pay 65% of the monthly mortgage costs for the term of this lease and for any additional option period.


           5. Provided that Tenant is not in default under any of the terms or covenants of this lease, Tenant is hereby given the option to renew this lease for an additional five (5) year term commencing November 1, 2008, upon the same terms and conditions as set forth herein, including payment of the percentage of mortgage payments as referred to in paragraph 4 above.


           6. Written notice of Tenants election to exercise this option must be received by Landlord no less than one (1) year, (12 months) prior to the termination of this lease. Failure of Landlord to receive such notice prior to this date, shall be a waiver of this option.


           7. This amendment shall be binding upon and inure to the benefit of the parties hereto, each respective heirs, legal representatives, successors and permitted assigns.

           8. Except as herein expressly modified, all terms covenants and conditions of the Lease are hereby ratified and certified in all respects and shall remain in force and effect.



/s/ Daniel Rattiner
-----------------------
DANIEL RATTINER, Lessor


/s/ Michael Schenkler
-----------------------
MICHAEL SCHENKLER for
   DAN'S PAPERS, INC., Lessee


/s/ Wilbur L. Ross
-----------------------
WILBUR L. ROSS FOR NEWS
   COMMUNICATIONS, INC.

                                                                   EXHIBIT 10.17

                                    October 19, 1998

D.H. BLAIR INVESTMENT BANKING CORP.
44 Wall Street, 2nd Floor
New York, New York 10005

Ladies and Gentlemen:

     Reference is made to that certain Loan Agreement, dated May 21, 1996 (the "Loan Agreement"), by and among DH Blair Investment Banking Corp. (the "Lender") News Communications, Inc. ("NCI"), Tribro Incorporated and Access Network Corp. (collectively, the "Borrowers"). Unless otherwise defined herein capitalized terms shall have the meanings ascribed to them in the Loan Agreement.

      Lender hereby expressly waives any default by the Borrowers that may have occurred by reason of Borrowers failure to pay the Note on the Maturity Date of the Note evidencing the Loan (referred to in Section 2(b) of the Loan Agreement) until the date hereof. The Borrowers hereby request that the Lender agree to extend the Maturity Date of the Note evidencing the Loan by thirteen months to June 21, 1999.

      By setting forth your signature below, the Lender and each of the Borrowers hereby agree that the Loan Agreement and the Note are amended as described in the second paragraph of this letter, and, except as set forth herein, all terms and provisions of the Loan Agreement and the Note shall remain in full force and effect, provided, however, that this agreement and the extension of the Maturity Date as set forth herein shall be immediately null and void, and the Maturity Date of the Note shall continue to be May 21, 1998 in the event the Common Stock of NCI ceases to be listed on the NASDAQ market.

      This letter shall be governed by the laws of the State of New York.

                                    Very truly yours,

                                    NEWS COMMUNICATIONS, INC.

                                    BY:   /s/ Michael Schenkler
                                          ---------------------
                                          Michael Schenkler
                                          President

                                    TRIBCO INCORPORATED

                                    BY:   /s/ Michael Schenkler
                                          ---------------------
                                          Michael Schenkler
                                          President

                                    ACCESS NETWORK CORP.

                                    BY:   /s/ Michael Schenkler
                                          ---------------------
                                          Michael Schenkler
                                          President

Accepted and agreed to

D.H. BLAIR INVESTMENT BANKING CORP.

BY:   /s/ Mark A. Bell
      -----------------
      Mark A. Bell
      Vice Chairman

                                                                   EXHIBIT 10.23


                                    October 6, 1998


ROTHSCHILD RECOVERY FUND L.P.
1251 Avenue of the Americas
New York, New York 10020


Ladies and Gentlemen:

      Reference is made to that certain Loan Agreement, dated November 5, 1997 (the "Loan Agreement"), by and among Rothschild Recovery Fund L.P. (together with its successors and assigns, the "Lender"), Dan's Papers, Inc. (the "Borrower") and New Communications, Inc. the parent of the Borrower ("NCI"). Unless otherwise defined herein capitalized tennis shall have the meanings ascribed to them in the Loan Agreement.

      The Borrower hereby requests that the Lender agree to extend the Maturity Date of the Note evidencing the Loan (referred to in Section 2(b) of the Loan Agreement) from December 31, 1998 to January 31, 2000.

      By setting forth your signature below, the Lender, the Borrower and NCI (as guarantor of the Loan) hereby agree that the Loan Agreement and the Note are amended as described in the second paragraph of this letter, and except as set forth therein, all terms and provisions of the Loan Agreement and the Note shall remain in full force and effect.

      This letter shall be governed by the laws of the State of New York.

                                    Very truly yours,

                                    DAN'S PAPERS, INC.

                                    BY:   /s/ Michael Schenkler
                                          ----------------------
                                          Michael Schenkler
                                          President

                                    NEWS COMMUNICATIONS, INC.

                                    BY:   /s/ Michael Schenkler
                                         -----------------------
                                          Michael Schenkler
                                          President

Accepted and agreed to:

ROTHSCHILD RECOVERY FUND L.P.

BY:   /s/ Wilbur L. Ross
      -------------------
      Wilbur L. Ross
      Chairman

                                                               EXHIBIT 23.2



                CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the inclusion in this Registration Statement on Form SB-2 (Registration No. 333-xxxxx) of our report dated May 15, 1998, on our audits of the consolidated financial statements of News Communications, Inc. and Subsidiaries. We also consent to the reference of our firm under the caption "Experts."



                                    PricewaterhouseCoopers LLP

New York, New York
November 16, 1998